Exhibit 99.1: Interim Report followed by Non-Consolidated Statements
QUARTERLY REPORT
(For the 40th Fiscal Year: From January 1, 2007 to September 30, 2007)
THIS IS A SUMMARY OF THE INTERIM REPORT IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIALS IN THIS INTERIM REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

QUARTERLY REPORT
(For the Interim in 40th Fiscal Year: From January 1, 2007 to September 30, 2007)
To: Financial Supervisory Commission and Korea Stock Exchange
We hereby submit the INTERIM REPORT for the Interim in the 40th Fiscal Year in accordance with the item 3 of Article 186 of the Securities & Exchange Law.

Ku-Taek Lee
CEO and Representative Director
POSCO
1 Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Dong-Hee Lee
Chief Financial and Accounting Officer
Senior Executive Vice President
POSCO
Tel) 82-2-3457-0074

CONTENTS
Chapter
I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance and Company Affiliates
Attachment Auditor’s Review Report
I. Overview

3

1.	Purpose of the Company
A.	Businesses engaged in by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, steel and rolled products
b. To engage in harbor loading and unloading, transportation and warehousing businesses
c. To engage in the management of professional athletic organizations	No engagement in this business during this quarter
d. To engage in the supply of LNG and Power generation, and as well as in the distribution business thereof and in the resources development business thereof and in the resource development business
e.To engage in leasing of real estate and distribution businesses
f. To engage in the supply of district heating business
g. To engage in marine transportation, processing and sales of minerals within or outside of Korea
h. To engage in educational service and other services related to business
i. To engage in manufacture, process and sale of non-ferrous metal
j. To engage in all other conducts, activities or businesses related, directly or indirectly to the attainment and continuation ofthe aforementioned purposes.
B.	Businesses engaged by the subsidiaries and affiliates

Items	Details
Pohang Coated Steel : Manufacturing and sales of coated steel sheets
POSCO Specialty Steel Co. : Production & sales of steel bars and steel pipes
POSCON : Manufacturing and sales of electric controlling devices
POSREC : Manufacturing and sales of blast furnaces and refractory bricks
POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment
POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment
POSCO E&C : Construction and engineering
POS A.C. Architects & Engineering : Construction design, Construction Management
POSCO Steel Service & Sales Co.,Ltd : Steel product sales and general trading

4

Items	Details
POSDATA : Information and communication service
Seung Kwang : Development and operation of athletic facilities
POSCO Research Institute : Research, consulting etc
POSTECH Technology Capital Co. : Finance for New Technology
POSCO Terminal Co., Ltd.: Marine logistics Services, Warehousing business
POSMATE Co., Ltd.: Leasing & Management of real estate
Samjung P&A Co., Ltd.: Product packing, Manufacturing and Sales of Aluminum
POSCO Power Corporation : Generation of Electricity etc
Postech Energy Fund: Investment Business of New Technology
Metapolis Co.,Ltd: Real estate Development
POSCORE Co., Ltd.: Manufacturing and Sales of electric motors, generators and electronic products
•	The subsidiaries and affiliates listed above are subject to the consolidated financial statement of the Company.
— Criteria:
(1)	The Company shall be the largest shareholder with more than 50% or more than 30% ownership of the outstanding shares.

(2)	The Company must have an actual controlling power. (voting rights, etc.)

(3)	The asset size of the previous fiscal year or the initial establishment paid-in capital is over 7 billion Korean won.
•	Change of the company name: Changwon Specialty Steel Co. → POSCO Specialty Steel Co.(Feb. 2007)

•	Addition of an affiliated company: POSCORE Co., Ltd (July 2007)
C.	Businesses the company plans to engage in
                 [None]
2.	Business Organization
A.	Highlights of the Company’s Business Organization
(1)	Historical highlights and changes since establishment

(a)	Date of establishment: April 1, 1968

5

(b) Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea
(c) Steel Works and Offices
•	Pohang Works: 5 Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works: 700 Kumho-dong, Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center, 892 Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Overseas Offices: The Company operates Seven overseas offices (Kuala Lumpur, Jakarta, Dubai, Prague, European Union, Rio de Janeiro, Mexico) for the purpose of supporting international business
(d) Milestones since Establishment

April 1, 1968	Pohang Iron and Steel Co., Ltd. established
April 1, 1970	1st stage construction of Pohang Works began
July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)
May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)
December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)
February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)
March 2, 1981	Election of Park, Tae-Joon as Chief Executive Officer
May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)
March 5, 1985	1st stage construction of Gwangyang Works begun
May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)
June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)
July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)
December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)
October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)
October 9, 1992	Election of Hwang Kyung-Ro as Chief Executive Officer
March 12, 1993	Election of Chung, Myung-Sik as Chief Executive Officer
December 9, 1993	ISO 9002 certification acquired
March 8,1994	Election of Kim, Mahn-Je as Chief Executive Officer
October 14, 1994	New York Stock Exchange (NYSE) listing
October 27, 1995	London Stock Exchange(LSE) listing
March 14, 1997	Introduced Outside Directors system
August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed
March 17, 1998	Election of Yoo, Sang-Boo as Chief Executive Officer
March 31, 1999	Completed construction of #5 Blast Furnace (28.0million ton in annual crude steel production)
October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO

6

July 2, 2001	Launched PI (or POSPIA — Integrated Management system) system
March 15, 2002	Adopted new company name “POSCO”
March 14,2003	Election of Lee, Ku-Taek as Chief Executive Officer
April 30, 2003	Completion of #3 STS plant
June 2, 2003	Declared POSCO Code of Ethics
November 7, 2003	Establishment of POSCO-China
August 17, 2004	The Pohang Works Finex #1 in order to complete commercialization of innovative iron making process Construction started(annual production capacity of 1.5 million tons)
October 15, 2004	Establishment of POSCO-JAPAN
July 4, 2005	Completion of Gwangyang LNG Terminal
August 25, 2005	Establishment of POSCO-India Private Limited
September 2, 2005	Completion of the Gwangyang No. 5 CGL(annual production capacity of 0.45million ton)—MCL(annual production capacity of 0.25million ton)
September 8, 2005	Establishment of POSTF (POSCO TJ Park Foundation)
September 21, 2005	Completion of TWB No.5,6 Line (Annual Production Capacity of 5.5million sheets)
October 2~5, 2005	POSCO was the host to the 39th IISI (International Iron and Steel Institute) annual conference in Seoul
November 22, 2005	Tokyo Stock Exchange(TSE) listing
June 30, 2006	Completion of the Gwangyang No. 6 Continuous Galvanizing Line(CGL) (Capacity for Automotive Flat Products of 6.5million)
August 23, 2006	Expansion of the Gwangyang TWB(Tailor Welded Blanks)
November 22, 2006	Completion of integrated stainless steel mill in Zhangjiagang, China (annual production capacity of 0.8million ton)
February 23, 2007	Re-election of Lee, Ku-Taek as Chief Executive Officer
March 30, 2007	Declaration of POSCO Vision for realizing ‘Global POSCO WAY—Creating Another Success Story’)
May 30, 2007	Completion of Commercialized No.1 FINEX Plant (production capacity of 1.5million ton/yr)
July 27, 2007	Completion of Magnesium sheet plant (production capacity of 3,000 ton/yr)
August 1, 2007	Starting Construction of CR Mill in Vietnam (production capacity of 1.2million ton/yr)
September 6, 2007	Starting Construction of POSCO-Mexico Automotive Steel Mill in Vietnam (production capacity of 0.4 million ton/yr)
October 7, 2007	Election of Lee, Ku-Taek as IISI Chairman
(e) Changes in the largest shareholder
—	From ‘SK Telecom’ to ‘National Pension Corporation’

7

—	Date of Disclosure: January 30, 2007

—	Others: Refer to the disclosure of the change of the largest shareholder (January 30/July 27, 2007)
(f) Changes of Business Purposes

• 1984:	Harbor loading & unloading transportation and warehouse businesses Management of professional athletic organizations

• 1992:	Scientific agriculture and its spread added to business purposes

• 1994:	Real estate leasing and distribution added to business purposes

• 1995:	‘Scientific agriculture and its spread’ deleted from business purposes. ‘Supply of LNG and power generation and as well as in the distribution’ added to business purposes

• 2001:	Supply of district heating business added to business purposes

• 2002:	Marine transportation processing and sales of minerals within or outside Korea added to business purposes.

• 2006:	Educational service and other services related to business added to business purposes.

• 2007:	‘Manufacture, process and sale of non-ferrous metal’ and ‘Resources development business’ added to business purposes

(2) Change of the Company Name

• Pohang Iron & Steel Co. Ltd. à POSCO

• Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)
(3) Merger, Acquisition and Handover of Businesses
[None]
(4) Major Changes in Production Facilities
— May 2007:	Completion of Commercialized No.1 FINEX Plant (production capacity of 1.5million ton/yr)
[Refer to II. Business, 3. Production and Facilities, A. Production Capacity]
(5) Important Developments Related with Business Operation
[Refer to II. Business, 1. Current Situation of POSCO, Current Situation and Prospect of New Business]
   B. POSCO Business Group
(1) Name of Business Group: POSCO
(2) Companies Belonging to Large Business Groups

8

     POSCO, Pohang Coated Steel, POSDATA, POSREC, Samjung P&A Co.Ltd ,Seung Kwang, POS-AC, POSCO E&C, POSCO Research Institute, POSCON, POSCO Steel Service & Sales Co.Ltd, POSCO Specialty Steel, POSCO Machinery Engineering, POSCO Machinery Co., POSCO Terminal Co. Ltd., POSTECH Capital Co., MetapolisCo. Ltd., POSMATE Co., Ltd., POSCO Power Corporation, SNNC Co., Ltd. PHP, POSBRO, Suwon Green Environment Ltd. POSCORE CO., Ltd.
● Addition of an affiliated company:	POSBRO(January 2007), PHP(February 2007), Suwon Green Environment Ltd.(March 2007), POSCORE(July, 2007)
● Disaffiliation of an affiliated company: Seomyeon Development Co. Ltd.(February, 2007)
● Change in companies belonging to large business groups after 3Q 2007 fiscal year
—	Addition of an affiliated company: Green Cheonan Co., Ltd. (November 1, 2007)
(3) Related laws and regulations
—	POSCO designated Prohibition on Cross Shareholdings and Prohibitions on Debt Guarantees for its subsidiaries and affiliated companies.(only applied to its domestic subsidiaries and affiliates)
Details
a.	Prohibition on Cross Shareholdings (Article 9-1 of the Monopoly Regulation and Fair Trade Act)

b.	Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Monopoly Regulation and Fair Trade Act)

c.	Limitation of Voting Rights of Finance or Insurance Companies (Article11 of the Monopoly Regulation and Fair Trade Act)

d.	Resolution of Board of Directors and Publication on Large-Scale Intra-Group Transaction

(Article 11-2 of the Monopoly Regulation and Fair Trade Act)

e.	Report on Status of Shareholding (Article 13 of the Monopoly Regulation and Fair Trade Act)
3. Equity Capital
   A. New Issuance of Registered Form Common Stock with Face Value of Won 5,000
●	No new issuance of registered form Common Stock in recent three years.
   B. Convertible Bonds
[None]
   C. Bonds with Warrant
[None]

9

4. Other information regarding Shares
   A. Total Number of Shares

(As of September 30, 2007)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

☐ Par value: Won 5,000 per share

● Change in treasury stock holding and cancellation after 3Q 2007 fiscal year

— Stock Repurchase in the Special Money Trust (Oct. 1 ~ Nov.12, 2007): 40,000 shares

— Disposal of Treasury Shares to sell and contribute to Employee Stock Ownership Association (Nov. 7, 2007): 207,322 shares
   B. Outstanding Shares

(As of September 30, 2007)
Type	Number of shares	Amount (thousand won)
Registered Common Shares	87,186,835	435,934,175
Total	87,186,835	435,934,175

● Common stock in Balance sheet (482,403,125,000) and amount of face value (435,934,175,000) are not the same because of stock cancellation

   C. Treasury Stock Holding and Cancellation
      (1) Treasury Stock Holding and Cancellation

(Shares, As of September 30, 2007)
Method of purchase	Type	Beginning	Increased	Decreased	Cancelled	Balance
Direct		7,022,466	2,615,605	—	—	9,638,071
Special Money Trust	Registered Common	2,571,427	314,459	872,000	—	2,013,886
Total		9,593,893	2,930,064	872,000	—	11,651,957

● Change in treasury stock holding and cancellation after 3Q 2007 fiscal year

— Stock Repurchase in the Special Money Trust (Oct. 1 ~ Nov.12, 2007): 40,000 shares

— Disposal of Treasury Shares to sell and contribute to Employee Stock Ownership Association (Nov. 7, 2007): 207,322 shares
      (2) Stock Cancellations by profit
         [None]
      (3) Treasury Stock purchased under the Special Money Trust Contract

10

(Unit :KRW)
Items	Beginning	Increased	Decreased	Balance
Special Money Trust	550,000,000,000	—	—	550,000,000,000

● Renewal of Treasury Stock Special Money Trust Contract (October 19, 2007)

— Hana Bank

— Contract period: Nov. 5, 2007 ~ May 11, 2008

— Contract amount: 362,708 million won

● Renewal of Treasury Stock Special Money Trust Contract (April 26, 2007)

— NongHyup, ShinHan Bank, DaeGu Bank

— Contract period: May 12, 2007 ~ May 11, 2008

— Contract amount: 454,820 million won
   D. Shares held by ESOA (Employee Stock Ownership Association)

(Shares, As of September 30, 2007)
Type	Beginning	Balance
Registered Common	4,170,707	3,620,492
Total	4,170,707	3,620,492
   E. Voting Rights

(Shares, As of September 30, 2007)
	Number of shares	Remarks
1. Number of outstanding shares	87,186,835
2. Shares without voting rights	*11,651,957	Treasury Stock
3. Shares with voting rights	75,534,878

● Change in treasury stock holding and cancellation after 3Q 2007 fiscal year

— Stock Repurchase in the Special Money Trust (Oct. 1 ~ Nov.12, 2007): 40,000 shares

— Disposal of Treasury Shares to sell and contribute to Employee Stock Ownership Association (Nov. 7, 2007): 207,322 shares
   F. Earnings and Dividend for The Past Three Fiscal Years

(Unit: Million Won)
	The 3Q 40th	The 39th	The 38th
Net Profit	2,966,441	3,206,605	3,994,565
EPS (Won)	38,991	40,748	50,438
Profit available for dividend	—	17,133,466	14,907,552
Cash Dividend Paid	189,541	621,119	638,445
Pay-out Ratio	—	19.4%	16.0%
Dividend per share (Won)	2,500	8,000	8,000
Dividend Yield	—	2.56%	3.87%

11

II. Business (Manufacturing)
1. Current Situation of POSCO
(1)	Market Share
(Unit: million tons, %)

	Annual for the 3Q40th Fiscal Year		Annual for the 39th Fiscal Year		Annual for the 38th Fiscal Year
Category	(2007.3Q)	Market share	(2006)	Market share	(2005)	Market share
Crude steel production	38.3	100	48.4	100	47.8	100
POSCO	23.3	61	30.1	62	30.5	64
Others	15.0	39	18.3	38	17.3	36
(2) Characteristics of the Steel Market
—	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries.

—	Domestic sales represented 70% and export sales represented 30% of our total sales volume. (Major Export markets: China, Japan and east south Asia).

—	The company also maintains a made-to-order supply system and 70% level of direct transaction based on actual demand to secure stable business operation.
(3) Current Situation and Prospect of New Businesses
¡	Establishment of Steelworks in India
—	POSCO entered into a Memorandum of Understanding with Government of Orissa on 22nd of June, 2005 to construct an integrated steelworks and infrastructure necessary for the integrated steelworks and to develop iron ore captive mines.

—	Establishment of POSCO-India Private Limited (’05.8.25)

—	Purchasing 1,135 acre gov’t land in principle approval of SEZ by central government (`06.9)

—	Equity participation on railroad construction project (`06.10)

—	Prospecting licence applied, approved and recommended to central government (`06.12)

—	Announcement of the support by central and local government (`07.4)

—	Central government’s approval of environment impact assessment for port construction (`07.4)

—	Central government’s approval of environment impact assessment for steel mill construction (`07.7)

—	Forestry division minister’s approval of withdrawal of restriction on forest conservation zone (`07.9)

12

2. Key Products and Raw Materials
A. Current Situation of Key Products

(Unit: one hundred million won)
Business area	Source of sales	Items	Specific utility	Key brands	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	65,260 (39%)
		Cold rolled products	Automobiles, Electronic appliances, etc.		63,443 (38%)
		STS	Silverware, steel pipe, etc		36,835 (22%)
	Others	Byproducts, etc.	Raw material for cement, etc.		2,378 ( 1%)
	Sales Discount				- 189 (-0%)
		Total			167,727 (100%)
B. Price Trends of Key Products

				(Unit: thousand won/ton)
		Annual for the 3Q 40th	Annual for the 39th	Annual for the 38th
		Fiscal Year	Fiscal Year	Fiscal Year
Items		(Jan. 1~Sep. 30, 2007)	(Jan. 1~Dec.31, 2006)	(Jan. 1~Dec.31, 2005)
Hot-rolled Product	Domestic	569	553	610
	Export	581	515	611
Cold-rolled Product	Domestic	662	645	719
	Export	661	607	728
(1)	Criteria for Calculation

•	Product items and objects for calculation: sale prices of standard hot-rolled product and cold-rolled product.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, including freight

(2)	Factors of Price Fluctuations

•	Increase in domestic prices and export prices in tune with rising international price tendency.

13

C. Current Situation of Major Raw Materials

(Unit: million won)
				Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel	Raw	Iron ore	Iron ore for blast	1,949,506	BHPB of Australia, Rio Tinto,
production	materials		furnaces	(24.1%)	CVRD of Brazil

		Coal	Coking coal: Heat	1,672,413	BMA of Australia, Rio Tinto,
			source for blast	(20.7%)	EVCC of Canada
			furnaces,
			Redundant
			Smokeless coal:
			Sintering fuel

		Iron materials	Iron material for	315,643	Carbon steel scrap iron, HBI,
			steelmaking	(3.9%)	cold pig iron, etc.

		STS materials	Key materials for	2,983,911	Nickel, Fe-Cr, STS scrap iron, etc.
			STS production	(36.9%)

		Ferro materials	Sub materials for	1,017,535	Alloy iron, Nonferrous metal,
		Other raw materials	ironmaking,	(12.6%)	Claus etc.
			steelmaking

		Limestone,	Submaterials for	145,649	Limestone, manganese, fluorite
		other minerals	ironmaking,	(1.8%)
			steelmaking
Total				8,084,657
D. Price Trends of Key Materials

(Unit: won/ton)
Category	The 3Q 40th Fiscal Year	The 39th Fiscal Year	The 38th Fiscal Year
Iron ore	59,000	54,000	46,000
Coal	99,000	109,000	117,000
Scrap iron	312,000	248,000	291,000
Nickel	40,517,000	21,227,000	15,795,000
(1)	Criteria for Calculation

The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)
(2)	Key Factors in Price Fluctuations
A.	Iron ore

	(2005)		(2006)		(2007.3Q)
Trend of purchase price (CFR):	$45/ton	à	$55/ton	à	$62/ton

14

B.	Coal

	(2005)		(2006)		(2007.3Q)
Trend of purchase price (CFR):	$114/ton	à	$111/ton	à	$103/ton
C.	Scrap iron

	(2005)		(2006)		(2007.3Q)
Trend of purchase price (CIF):	$275/ton	à	$254/ton	à	$325/ton
D.	Nickel

	(2005)		(2006)		(2007.3Q)
Trend of LME price (CIF):	$15,230/ton	à	U$21,654/ton	à	U$42,767/ton
3. Production and Facilities
A. Production capacity
(Unit : Thousand Ton)

Items	The 3Q 40th Fiscal Year	The 39th Fiscal Year	The 38th Fiscal Year
Pohang Works	10,725	13,300	13,300
Gwangyang Works	12,525	16,700	16,700
Total	23,250	30,000	30,000
B. Production and Capacity Utilization Rate
(1)	Production

(Unit : Thousand Ton)
Items		The 3Q 40th FY	The 39th FY	The 38th FY
Crude Steel	Pohang	10,082	12,600	13,357
	Gwangyang	13,170	17,453	17,188
Subtotal		23,252	30,053	30,545
HR Products	Pohang	2,287	2,513	3,069
	Gwangyang	3,742	6,255	6,696
CR Products	Pohang	912	1,113	1,215
	Gwangyang	3,382	4,484	4,685
Coated Steel	Pohang	256	442	366
	Gwangyang	2,779	3,145	2,750
PO	Gwangyang	1,688	1,729	1,735
Electrical Steel	Pohang	667	668	748
Plate	Pohang	2,930	3,635	3,236
Wire Rod	Pohang	1,510	1,853	1,977
STS	Pohang	1,223	1,899	1,900

15

(Unit : Thousand Ton)
Items		The 3Q 40th FY	The 39th FY	The 38th FY
Others	Pohang	333	486	495
	Gwangyang	618	682	623
Total Products		22,327	28,904	29,495
Pohang		10,118	12,609	13,006
Gwangyang		12,209	16,295	16,489
(2)	Capacity Utilization Rate for 3Q 2007 in terms of Crude Steel Production

(Unit : Thousand Ton)
Items	Capacity	Production	Utilization Rate
Pohang Works	10,725	10,082	94.00%
Gwangyang Works	12,525	13,170	105.15%
Total	23,250	23,252	100.01%
—	Utilization Rate = Production/ Production Capacity.
C. Production Facilities
(1)	Book Value of Fixed Assets

(Unit: Million Won)
		Beginning				Ending Book
Items		Book Balance	Increased	Decreased	Depreciation	Balance
Pohang	Land	385,621	—	Δ96	—	385,525
	Building	980,762	242,662	Δ2,004	57,511	1,163,909
	Structures	506,831	286,395	Δ5,700	37,292	750,234
	Machinery & Equipment	3,282,912	1,693,324	Δ85,541	571,187	4,319,508
	Vehicles	30,834	7,582	Δ6,287	7,814	24,315
	Tools and Fixtures	14,127	3,890	Δ1,974	5,313	10,730
	Furniture & Others	33,456	8,759	Δ3,083	8,361	30,771
	Financial Lease Assets	—	11,466	—	478	10,988
Gwangyang	Land	466,730	8,095	—	—	474,825
	Building	867,967	29,690	Δ2,043	60,732	834,882
	Structures	749,723	11,507	Δ827	44,831	715,572
	Machinery & Equipment	2,311,831	504,857	Δ54,649	395,294	2,366,745
	Vehicles	1,810	344	Δ21	881	1,252
	Tools and Fixtures	13,580	3,338	Δ1,197	5,118	10,603
	Furniture & Others	8,440	3,113	Δ1,039	2,705	7,809

16

(2)	Major Capital Expenditures
(a)	Investments under construction

				(Unit : Hundred Million Won)
				Invested
				Amount	Amount to be
Items	Date	Project	Total Investment	(this year)	Invested
Expansion	’05.10~’07.12	P)Expansion COKE plant	2,779	2,464	315
				(1,082)
	’06.09~’07.12	G)#2 Steel Making Dephosphorization furnace	1,949	1,576 (1,289)	373
	’05.11~’07.12	G)#1~4 Sinter Plant Sox, Nox	1,787	1,738	49
		Reducing facility		(725)
	’06.05~’08.01	P)Installation of #2 Extremely Thick Heavy Plate production facility	1,148	777 (669)	371
	`07.10~`08.12	P)Construction of EGL	987	85 (85)	902
Rationalization/ Replacement	’07.10~’09.04	G)Capacity Improvement of #2 PCM in CR plant	2,260	26 (26)	2,234
	’05.06~’07.12	G)Rationalization #3 Hot Strip	2,164	1,723	441
				(791)
	‘06.09~’07.12	G)1st repair of #3 blast furnace	1,427	663	764
				(375)
	‘06.11~’07.12	P)Automation of moving machinery in COKE plant	1,015	782 (623)	233
	’06.09~’07.12	G)Rationalization of #2 CGL	612	534	78
				(426)
Others			26,771	8,660 (4,311)	18,111
Total			42,899	19,028 (10,402)	23,871
(b)	Planned investments

				(Unit : Hundred Million Won)
Location	Project	Planned investments
		Total	The 40th FY	The 41st FY	The 42nd FY
Pohang	Installation of New Steel Making Line (Converter)	4,870	431	900	2,160
	Installation of New Steel Making Line (Continuous Casting)	3,983	279	739	1,776
	Installation of New Steel Making Line (Oxygen)	1,120	59	493	498
	Others		13,203	16,002	14,429
	Subtotal		13,972	18,134	18,863
Gwangyang	Capacity Improvement of Plate Production	17,910	742	3,353	5,535
	1st Repair of #4 Blast Furnace	1,925	233	757	935
	Development of CEM Process in Mini Mill	1,416	117	1,012	287
	Others		11,450	8,302	11,664
	Subtotal		12,542	13,424	18,421
Total			26,514	31,558	37,284

☐	Planned Investments include Investments under Construction

17

4. Sales
A. Breakdown of Steel Product Sales

				(Unit : Hundred Million Won)
		The 3Q 40th FY	The 3Q 39th FY	The 39th FY
Items		(`07.1.1~9.30)	(`06.1.1~9.30)	(`06.1.1~12.31)
Hot Rolled Products	Domestic	51,934	50,403	67,119
	Export	13,326	11,680	16,012
	Total	65,260	62,083	83,131
Cold Rolled Products	Domestic	36,808	32,307	43,673
	Export	26,635	20,385	28,250
	Total	63,443	52,692	71,923
Stainless Steel	Domestic	25,155	16,614	24,446
	Export	11,680	13,288	18,546
	Total	36,835	29,902	42,992
Others	Domestic	2,376	1,800	2,587
	Export	2	10	8
	Total	2,378	1,810	2,595
Subtotal	Domestic	116,273	101,124	137,825
	Export	51,643	45,363	62,816
	Total	167,916	146,487	200,641
Discount		Δ189	Δ148	Δ207
Total		167,727	146,339	200,434
B. Marketing organization, channel and strategy
(1)	Organization

Hot Rolled Steel Sales Dept., API Steel Sales Dept., Plate Sales Dept., Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Automotive Flat Products Export Dept., Plate Products Sales SCM Dept., Coated Steel Sales Dept., Electrical Steel Sales Dept., Stainless Steel Division, Marketing Strategy Dept., Sales & Production Planning Dept., Market Development Group, Production Order & Process Dept., Product Technology Dept.
(2)	Sales Channel
i)	Direct sales : POSCO sells directly to its customers

ii)	Indirect Sales
—	Domestic market : Sales agents, e-sales or POSTEEL

—	Overseas Market : General Trading Companies
(3)	Sales Condition
—	Domestic Sales : Credit sales based on production to order or cash
—	Export Sales : Sales based on irrevocable Letter of Credit, Documents against Payments(D/P), Documents against Acceptance(D/A), Telegraphic Transfer (T/T)
(4)	Sales strategies
¡	Reinforcement of global marketing

18

—	Raise partnership with core customers

—	Coordinate functions and roles of sales channel

—	Reinforce market forecasting & corresponding power
¡	Promotion of Strategic Products
—	Extension of Strategic Products and Core Strategic Products Sales

—	Extension of development of High value steel new demand and Sales
¡	Enhancement of cost-competitiveness
—	Setting up an optimal distribution system and improving service

—	Enhance productivity and efficiency of inventory management
5. Related to the Derivatives
   A. Currency Forward Contracts

(Unit: Million)
Contracted
Counterparty	Sell	Buy	Exchange rate	Expiration
BNP Paribas	~~W~~79,180	JP¥10,000	\7.918 : JP¥1	`07.5.9~`07.12.31
HSBC	~~W~~79,163	JP¥10,000	\7.9163: JP¥1	`07.5.9~`07.12.31
CALYON	~~W~~79,080	JP¥10,000	\7.908: JP¥1	`07.5.10~`07.12.31

☐ The above transactions are for hedging the yen-denominated debts.
   B. Nickel Future Contracts
     [None]
6. Important contracts
●	Refer to 6-K other important facts

●	Changes in important contracts after 3Q 2007 fiscal year
¡	Foundation and Investment in POSCO-Nippon Steel RHF Joint Venture (Republic of Korea)
—	The shares after investment: 70% of total equity
7. Research & Development
   A. R & D Organization

Organization		Staff
	Technology Development Dept.	93
In-house	Environment & Energy Dept.	17
	Technical Research Laboratories	696
Independent	Research Institute of Industrial Science and Technology	366
	POSTECH	867

19

B. R&D Expenses

(Unit: Million Won)
	The 3Q 40th FY	The 39th FY	The 38th FY
Raw Materials	33,565	42,234	82,575
Labor cost	28,627	34,261	32,585
Depreciation	24,670	28,059	15,891
Subcontract	81,838	93,068	94,682
Other Expense	60,453	57,889	69,443
Total	229,153	255,511	295,176
(R&D/Sales Ratio)*100	1.4%	1.3%	1.4%
8. Other information for investment decision making
   A. Funding from domestic market

(Unit: Million Won)
Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market	45,100	400,000 (400,000)	45,100
Banks	—	400,000 (400,000)	—
Others	45,100	—	45,100
From Capital Market	1,000,000	500,000(-)	1,500,000
Bond (private)	—	—	—
Bond (public)	1,000,000	500,000(-)	1,500,000
Others	—	—	—
Total	1,045,100	900,000 (400,000)	1,545,100
   B. Funding from overseas

(Unit: Million Won)
Source	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	39,749	52,416 (4,144)	88,021
Bond	1,073,391	12,472(-)	1,085,863
Equity	—	—	—
Others	—	—	—
Total	1,113,140	64,888 (4,144)	1,173,884

●	Increase of funding from overseas (Bond) is due to currency translation losses

●	Increase of funding from overseas (Financial Institutions) is due to financing of short-term debt

III. Financial Statements
1. Summary of Unconsolidated Financial Statements

(Unit: million won)
Item	The 3Q 40th FY	The 39th FY	The 38th FY	The 37th FY	The 36th FY
[Current Assets]	8,472,065	7,870,885	8,399,476	7,741,578	5,327,843
Quick Assets	5,289,334	5,136,181	5,680,632	5,632,896	3,768,583
Inventories	3,182,731	2,734,704	2,718,844	2,108,682	1,559,260
[Fixed Assets]	21,114,173	18,491,988	15,807,474	13,625,482	13,078,757
Investments Assets	7,876,665	5,658,395	4,501,880	3,919,904	3,763,423
Tangible Assets	12,841,006	12,466,116	10,898,679	9,203,062	8,705,192
Intangible Assets	225,368	229,418	277,893	363,244	350,374
OtherAssets	171,134	138,059	129,022	139,272	259,768
Total Assets	29,586,238	26,362,873	24,206,950	21,367,060	18,406,600
[Current Liabilities]	2,410,535	1,746,904	3,776,633	3,221,400	2,528,218
[Fixed Liabilities]	3,314,480	2,824,311	919,860	2,035,816	2,920,385
Total Liabilities	5,725,015	4,571,215	4,684,948	5,257,216	5,448,603
[Common Stock]	482,403	482,403	482,403	482,403	482,403
[Capital Surplus]	4,036,500	3,934,588	3,879,300	3,771,283	3,707,587
[Capital Adjustments]	(-)2,599,638	(-)1,670,690	(-)959,205	(-)680,144	(-)838,169
[Accumulated Other Comprehensive Income]	886,722	301,463	(-)65,817	(-)327,837	(-)261,261
[Retained Earnings]	21,055,236	18,743,894	16,173,776	12,864,139	9,867,437
Total Shareholders’ Equity	23,861,223	21,791,658	19,510,457	16,109,844	12,957,997
Total Sales	16,772,651	20,043,409	21,695,044	19,792,478	14,359,329
Operating Profit	3,432,970	3,892,307	5,911,886	5,053,728	3,058,534
Net Income	2,966,441	3,206,605	3,994,565	3,826,016	1,980,572
2. Items to pay attention for use of Financial Statements
   A. Principles to write Financial Statements
     The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements.

21

   B. Any violations against GAAP
      (1) Violations, which need to amend Financial Statements
           [None]
      (2) Violations, which are not related with amendment of Financial Statements
           [None]
3. Unconsolidated Financial Statements
   A. Balance Sheet
           Refer to the attached the review report as of September 30, 2007
   B. Income Statements
           Refer to the attached the review report as of September 30, 2007
   C. The Note in the Financial Statement
           Refer to the auditor’s note in financial statement
   D. The Financial Statement before and after amended in this Fiscal Year
           [None]
4. Consolidated Financial Statements
   A. Summary for the Fiscal Years 2004 through 2006

(Unit: million won)
	The 39th FY	The 38th FY	The 37th FY
Current Assets	12,236,953	11,640,335	10,487,816
Quick Assets	8,218,748	7,847,741	7,422,294
Inventories	4,018,205	3,792,594	3,065,522
Fixes Assets	18,912,120	15,866,975	13,641,144
Investments Assets	3,711,918	3,141,556	2,704,538
Tangible Assets	14,643,120	12,271,710	10,440,291
Intangible Assets	557,082	453,709	496,315
Total Assets	31,149,073	27,507,310	24,128,960
Current Liabilities	5,082,295	5,881,563	4,995,018
Fixed Liabilities	3,665,036	1,758,831	2,747,886
Total Liabilities	8,747,331	7,640,394	7,742,904
Minority Interest	489,208	386,766	307,891
Common Stock	482,403	482,403	482,403
Capital Surplus	4,035,272	3,991,409	3,895,378

22

(Unit: million won)
	The 39th FY	The 38th FY	The 37th FY
Retained Earnings	18,863,333	16,168,892	12,851,118
Capital Adjustments	(-)1,468,474	(-)1,153,698	(-)1,150,734
Total Shareholders’ Equity	22,401,742	19,873,677	16,386,056
Total Sales	25,842,326	26,301,788	23,973,053
Operating Income	4,389,147	6,083,276	5,319,420
Ordinary Profit	4,284,592	5,488,189	5,339,522
Total Net Profit	3,362,641	4,014,600	3,841,264
Consolidated Net Profit	3,314,181	4,022,492	3,814,225
Number of Consolidated Companies	52	47	38
B. Items to pay attention for use of Financial Statements
   (1) Principles for preparation of Financial Statements
     The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and applied each company’s final financial statements.
C. Consolidated Financial Statements
   (1) Consolidated Balance Sheet
           Refer to the 39th Consolidated Financial Statements as of December 31, 2006
   (2) Consolidated Income Statements
         Refer to the 39th Consolidated Financial Statements as of December 31, 2006
5. Divisional Financial Status
   A. Divisional Financial Information
           [None]
   B. Regional Financial Information
           [None]
6. Financial Statement before and after consolidation
   A. The Overview of Consolidation
           [None]
   B. Financial Statement before and after Consolidation
           [None]
   C. Issues related Consolidation
           [None]

23

IV. Current Situation on Corporate Governance and Company Affiliates
1. Overview of Corporate Governance
A. Board of Directors
     (1) Board of Directors
     Our board of directors has the ultimate responsibility for the management of our business affairs. Under our articles of incorporation, our board is to consist of six directors who are to also act as our Executive Directors and nine directors who are to be Independent Non-Executive Directors. Our shareholders elect both the Executive Directors and Independent Non-Executive Directors at a general meeting of shareholders. Candidates for Executive Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications. Also, candidates for Independent Non-Executive Directors are recommended to the shareholders by a separate board committee consisting of three Independent Non-Executive Directors and one Executive Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may suggest candidates for executive directors and independent non-executive directors to the Director Recommendation Committee.
     Our board of directors maintains the following six special committees:
     • Director Candidate Recommendation Committee;
     • Evaluation and Compensation Committee;
     • Finance and Operation Committee;
     • Executive Management Committee;
     • Audit Committee; and
     • Insider Trading Committee.
     ☐ Composition of special committees under the Board of Directors and their functions

Category	Composition	Directors	Major functions
Director Candidate Recommendation Committee	3 independent non-executive director 1 executive directors	Park, Young-Ju Suh, Yoon-Suk Park, Won-Soon Yoon, Seok-Man	- Evaluation of the qualifications of director candidates and recommendation of Independent non-executive director candidates
- Advance screening for nominating representative director, members of special committee(s)

Evaluation and Compensation Committee	4 independent non-executive directors	Jun, Kwang-woo Sun, Wook Ahn, Charles Huh, Sung-Kwan	- To establish management succession and development plans - To establish executives evaluation and compensation plan and to take necessary

24

Category	Composition	Directors	Major functions
measures to execute such plans - To pre-deliberate on remuneration and retirement allowance of directors and executives officers

Finance and Operation Committee	3 independent non-executive directors 2 executive directors	Huh, Sung-Kwan Park, Young-Ju Park, Won-Soon Yoon, Seok-Man Lee,Dong-Hee	- Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors
- Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

Audit Committee	4 independent non-executive directors	Suh, Yoon-Suk Kim E. Han Jeffrey D. Jones Sun, Wook	- Audit of corporate accounting and business operations - Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	4 independent non-executive directors	Suh, Yoon-Suk Kim E. Han Jeffrey D. Jones Sun, Wook	- Review of issues and improvement measures related to internal transactions in accordance with the Monopoly Regulation and Fair Trade Act
- Preliminary deliberation of internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)
- Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

Executive Management Committee	6 executive directors	Lee,Ku-Taek Yoon,Seok-Man Lee,Youn Chung,Joon-Yang Cho,Soung-Sik Lee,Dong-Hee	- Advance deliberation on and approval of in-house investment schemes
- Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel
- Deliberation of Important subjects on working policy, and changes to welfare
     (2) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee
•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

25

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)
     ¡ Composition of the Director Candidate Recommendation Committee

Park, Young-Ju (Chairman) Suh, Yoon-Suk (member) Park, Won-Soon (member) Yoon, Seok-Man (member)	Independent Non-Executive Director Independent Non-Executive Director Independent Non-Executive Director Executive Director	<Satisfies the regulation requiring that more than 50% of directors should be from outside>
- Independent non-executive director (3), Executive directors (1): Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)
     (3) List of outside directors

Relation with
majority
Name	Experience	shareholder	Remarks
Kim , E. Han	- Distinguished Professor at University of Michigan
	- Former advisory professor of the Korea Stock Exchange (MBA at Cornnel University, Ph.D. in business administration from State University of New York)	None	Chairman of BoD

Park, Young-Ju	- CEO and President of Eagon Co. - Vice-President of the Federation of Korean Industries(FKI)	”	—

Jun, Kwang-woo	- President of Deloitte Korea - Former Vice-President of Woori Finance Group	”	—

Jeffrey D. Jones	- Attorney-at-law at Kim&Jang Law Office - Former Chairman of the American Chamber of Commerce in Korea	”	—

Suh, Yoon-Suk	- Professor at Ewha Womans’ Univ. - Former Dean of Graduate School of Business School at Ewha Womans’ Univ.	”	—

Park,Won-Soon	- Standing Director of the Hope Institute - Standing Director of the Beautiful Foundation	”	—

Sun, Wook	- Full-time counsellor, Samsung SDI - Former President & CEO, Samsung Human Resources Development Center	”	—

Ahn, Charles	- Chairman of Board of Director, AnLab Inc.	”	—

26

Relation with
majority
Name	Experience	shareholder	Remarks
- Former president & CEO, AhnLab, Inc.

Huh,Sung-Kwan	- Former President Gwangju Institute Science & Technology - Former Minister of Gov’t Administration & Home Affairs	”	—
     (4) Whether a director is covered by damage liability insurance or not

Accumulated Payment
Name	(including this quarter)	Ceiling of Insurance	Remarks
All directors	3.03 billion won	50 billion won	- Since Feb. 22, 1999
     • List of key activities of the Board of Directors (Jan. 1, 2007 — Oct. 23, 2007)

Session	Date	Agenda	Approval
2007-1	Jan.11	1. Approval of Financial Statements for the 39th Fiscal Year & Convening Schedule of the 39th Annual General Meeting of Shareholders
2. Investment Plan of Exploration Business in Uzbek
3. Plan of Acquisition shares in Thainox
4. Revision of the Cold Roll Plant Investment in Vietnam
5. Installation of EGL at Pohang Works
6. Contribution Plan for POSCO Educational Foundation
7. Proposal of the Long-term Incentive Plan for Directors
8. Operation Plan of CEO Candidate Recommendation Committee
All 8 cases Approved (Agenda 7. Approved after modification)

2007-2	Feb.6	1. Agenda for the 39th Ordinary General Meeting of Shareholders
2. Executive Director Candidate Recommendation
3. Plan for Share Buyback
4. Investment Plan for Improvement of #1 Steel Making Line and Mending Energy Facilities
5. Investment in POSAM for Joint Business of API Spiral Pipe in America
6. Investment in Seah Steel
7. Investment in Taihan ST
All 7 cases Approved

2007-3	Feb.23	1. Appointment of Chairman of Board of Directors 2. Appointment of Special Committee Members 3. Appointment of CEO and Approval of Designation of Position for Executive Officers	All 3 cases Approved
2007-4	April.26	1. Domestic Bond Issue (Public)
2. Contribution Plan for POSCO Educational Foundation
3. Treasury Stock Specific Money Trust Contract Renewal
4. Investment in Hyundai Heavy Industries
5. Equity Purchase of Union Steel and Equity Disposal of Pohang Coated Steel
		6. Capacity Extension of Grain-oriented Electrical Steel	All 6 cases Approved

27

Session	Date	Agenda	Approval
2007-5	July 20	1. FY 2007 Interim Dividend Payout
2. Adjustment on Total ADR Threshold Limit
3. Investment in New facilities: Increasing the Plate Production Capacity
		4. Investment in New facilities: Improvement of EAF in Mini Mill and Development of CEM Process	All 4 cases Approved (Agenda 1. Approved after modification)

2007-6	Oct. 19	1. Foundation and Investment in POSCO-Nippon Steel RHF Joint Venture
2. Employee Stock Ownership Plan and Disposal of Treasury Shares
3. Treasury Stock Specific Money Trust Contract Renewal
		4. Contribution Plan for POSCO Educational Foundation	All 4 cases Approved
     ¡ Major activities of outside directors on the Board of Directors (Jan. 1, 2007 — Oct. 23, 2007)

Session	Date	Number of participating outside directors	Remarks
2007-1	Jan.11	8persons	—
2007-2	Feb.6	9persons	—
2007-3	Feb.23	9persons	—
2007-4	Apr.26	7persons	—
2007-5	July 20	8persons	—
2007-6	Oct. 19	9persons	—
     5) Composition of committees and their activities (Jan. 1, 2007 — Oct. 23, 2007)
     ¡ Major activities of Director Candidate Recommendation Committee

Session	Date	Agenda	Approval
2007-1	Feb.5	1. Assessment of Qualifications of Executive Director 2. Assessment of Qualifications and Recommendation of Independent Non-Executive Directors	— Approved

2007-2	Feb.23	1. Appointment of Special Committee Members 2. Appointment of CEO and Approval of Designation of Position for Executive Officers	— —
     ¡ Major activities of Evaluation and Compensation Committee

Session	Date	Agenda	Approval
2007-1	Jan.11	Evaluation of ’06 Management Result	—
2007-2	Feb.5	Evaluation of Recent 4Years’ Management Results	—
     ¡ Major activities of Finance and Operation Committee

Session	Date	Agenda	Approval
2007-1	Jan.10	4cases including Investment Plan of Exploration Business in Uzbek	—

28

Session	Date	Agenda	Approval
2007-2	Feb.6	3cases including Investment in POSAM for Joint Business of API Spiral Pipe in America	—

2007-3	Apr.26	Domestic Bond Issue (Public) Investment in Hyundai Heavy Industries Equity Purchase of Union Steel and Equity Disposal of Pohang Coated Steel Donation Plan to Korea Society	— — — Approved

2007-4	Oct. 19	Foundation and Investment in POSCO-Nippon Steel RHF Joint Venture
Changes in Payment Guarantee Contract of Benxi CR in China
Partial Contribution for Foundation of ‘Korea Institute for Energy and Resources’
— Approved Approved
     ¡ Major activities of Insider Trading Committee

Session	Date	Agenda	Approval
2007-1	Jan.10	Fair Trading Program Operating Result and Plan	—

2007-2	Apr.26	Contribution Plan for POSCO Educational Foundation Transfer of Intangible Assets relating to Technical Development of Fuel Cells	— Disapproved

2007-3	July 20	Transfer of Intangible Assets relating to Technical Development of Fuel Cells	Approved

2007-4	Oct.17	Contribution Plan for POSCO Educational Foundation	—
     ¡ Major activities of Executive Management Committee

Session	Date	Agenda	Approval
2007-1	Jan.30	Investment Plan for Improvement of #1 Steel Making Line and Mending Energy Facilities	Approved

2007-2	Feb.27	Capacity Expansion of #2 CR PCM at Gwangyang Works Construction of STS Laboratory Building	Approved Approved

2007-3	Mar.27	1st Relining of No.4 Blast Furnace in Gwangyang Works Improving Steel Making Process for Minimill in Gwangyang Works Automation of 3rd Phase Coil Crane in Gwangyang Works	Approved Disapproved Approved

2007-4	Apr.19	Establish Chongqing Processing Center in China
Establish CR Processing Center in Vietnam
Replace Old Facilities in No.1 HR Mill in Gwangyang Works
		Capacity Expansion of Grain Oriented Electrical Steel Mill	Approved Approved Approved —

2007-5	May 22	Suspension of Alteration of Entry in the Register of Shareholders for Interim Dividend Payment	Approved

2007-6	July 3	Capacity Improvement of #2 CR CAL in Gwangyang and Pohang Works
Implement of High Speedy CGL in Gwangyang
Quality Complement of #1 HR Facilities in Gwangyang Works
		Development of CEM Process in Mini Mill	Approved Approved Approved Re-examined

2007-7	July 9	Improvement of the Plate Production Capacity	—
		Improvement of EAF in Mini Mill and Development of CEM Process	—

2007-8	Aug. 26	Rationalization of #3 and 4 Sintering in Gwangyang Works	Approved

29

Session	Date	Agenda	Approval
2007-9	Sep. 28	Construction of #1 CR RCL in Gwangyang Works	Approved
B. Audit Committee
     Under Korean law and our articles of incorporation, we are required to have an Audit Committee. The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be Outside Directors. Audit Committee members must also meet the applicable independence criteria set forth under the rules and regulations of the Securities Exchange Act. Members of the Audit Committee are elected by the shareholders at the ordinary general meeting of shareholders. We currently have an Audit Committee composed of four Independent Non-Executive Directors. Members of our Audit Committee are Yoon-Suk Suh (committee chairman), E. Han Kim, Jeffrey D. Jones and Wook Sun.
     The duties of the Audit Committee include:
•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.
     In addition, in connection with Ordinary meetings of Shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds regular meetings at least once each quarter, and more frequently as needed.
     ¡ Composition of the Audit Committee (auditors)

Name	Experience	Qualifications	Remarks
Suh, Yoon-Suk Kim E. Han Jeffrey D. Jones Sun, Wook	Professor of the Business School at Ewha Womans’ Univ.

Distinguished Prof. of University of Michigan

Former Chairman of the American Chamber of Commerce in Korea

	Former President & CEO, Samsung Human Resources Development Center	Satisfies requirements in the articles of incorporation	Chairman

30

     ¡ Major activities of the audit committee (auditors)

Session	Date	Agenda	Approval
2007-1	Jan.10	-Report Agendas
-Overview of operations of the in-house controlling system in 2006
-Assessment of operations of the external auditors in 2006
-Assessment of Directors and Employees’ Observance of Ethics
		-Reporting of operations of the Internal Audit System for 1H in 2006	Reported (3 members participating)

2007-2	Feb.5	- Deliberation Agendas
- Assessment of operations of the Internal Audit System in 2006
- Results of the audit of account for the 39th Fiscal Year
- Report Agendas
- Overview Results of the audit of account for the 39th FY by External Auditor
		- Result of Internal Audit in 2005 and Operating Plan in 2006	Approved

2007-3	Feb.23	- Deliberation Agenda - Appointment of Internal Audit Manager	Approved

2007-4	Apr.26	- Deliberation Agenda
- Approval of audit and not-audit service of affiliated Company Outside
- Report Agendas
- Results of the audit of account for the 1Q 40th Fiscal Year
		- Reporting the 2006 fiscal year results of the audit of Consolidated and US GAAP finance statements	Approved (3 members participating)

2007-5	July 20	- Report Agendas - Results of the audit of account for the 1H 40th Fiscal Year - Overview and Report of operations of the in-house controlling system in 1H 40th Fiscal Year	—

2007-6	Oct. 17	- Deliberation Agenda
- Approval of not-audit service of POS-IPC
- Report Agendas
- Reporting the 1H 2007fiscal year results of the audit of Consolidated and US GAAP finance statements
- Results of the audit of account for the 3Q 40th Fiscal Year
		- Overview and Report of operations of the accounting firm in POSCO and its affiliated Companies.	Approved —
     C. Voting Rights by Shareholders
     (1) Whether to Adopt the Cumulative Voting System
☐	Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on March 12, 2004.
     (2) Whether to Adopt Voting by Mail
☐	Introduced the Voting-by-Mail System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.

31

     (3) Execution of Voting Rights by Minority Shareholders
     [None]
D. Compensation of Directors and Officers
     (1) Current situation of salary to directors (including outside directors) and members of the Audit Committee (auditors)

Average payment
	Total payment	Ceiling amount approved at	per person
Category	(3Q 2007)	shareholders Meeting	(3Q 2007)	Remarks
Executive Director	2,420million won		403million won

Independent Non-Executive Director	369million won	6 billion won	41million won	Including 4 members of Audit Committee

Total	2,789million won		186million won
     (2) List of Stock Options Presented to Executives
(As of September 30, 2007)

Date of Grant	Name	Number of Share			Exercising Period	Exercising Price
		Grant	Exercise	Remaining
	Ku-Take Lee	45,184	24,518	20,666
	Tae-Hyun Hwang	9,037	8,653	384
	Dong-Jin Kim	9,037	7,903	1,134
	Chin-Choon Kim	9,037	8,037	1,000
	Youn Lee	9,037	903	8,134
Jul 23, 2001	Seong-Sik Cho	9,037	5,903	3,134	July 24, 2003
	Jong-Tae Choi	9,037	7,903	1,134	~July 23, 2008	KRW 98,900
	Hwang-Kyu Hwang	9,037	9,037	0
	Jae-Young Chung	2,259	0	2,259
	Jong-Won Lim	2,259	0	2,259
	Samuel F. Chevalier	2,259	2,259	0
	Woo-Hee Park	2,259	1,200	1,059

	Joon Yang Chung	9,316	3,931	5,385
	Chang-Ho Kim	9,316	931	8,385	April 28, 2004
Apr. 27, 2002	Nam Suk Hur	9,316	5,316	4,000	~ April 27,2009	KRW 136,400
	Chang-Kwan Oh	9,316	3,931	5,385

	Suk-Man Youn	11,179	4,000	7,179	Sep. 19, 2004
Sep.18, 2002	Young-Tae Keon	9,316	931	8,385	~Sep. 18, 2009	KRW 116,100

	Kyeong-Ryul Ryoo	4,802	4,802	0
	Kim,E. Han	2,401	0	2,401
	Dong-Jin Kim	1,921	192	1,729
	Tae-Hyun Hwang	1,921	192	1,729
	Youn Lee	1,921	192	1,729
	Seong-Sik Cho	1,921	192	1,729	April 27, 2005
Apr. 26, 2003	Jong-Tae Choi	1,921	192	1,729	~April 26, 2010	KRW102,900
	Hyun-Shik,Chang	9,604	960	8,644
	Oh-Joon, Kwon	9,604	5,604	4,000
	Dong-Hwa, Chung	9,604	5,960	3,644
	Jin-Il, Kim	9,604	8,327	1,277
	Dong-Hee, Lee	9,604	960	8,644

32

Date of Grant	Name	Number of Share			Exercising Period	Exercising Price
		Grant	Exercise	Remaining
	Sang-Young, Lee	9,604	5,460	4,144
	Hyun-Uck, Sung	9,604	9,604	0
	Han-Yong,Park	9,604	9,604	0

	Ku-Taek Lee	49,000	0	49,000
	Chang-Oh Kang	24,500	24,500	0
	Kwang-Woong Choi	1,960	1,960	0
	Kyeong-Ryul Ryoo	4,900	0	4,900
	Suk-Man Youn	7,840	0	7,840
	Dong-Jin Kim	7,840	0	7,840
	Youn Lee	7,840	0	7,840
	Joon Yang Chung	4,900	0	4,900
	Young Ju Park	1,862	0	1,862
	Kwang Woo Jun	1,862	862	1,000
Jul. 23, 2004	Jeffery D Jones	1,862	1,862	0	July 24, 2006
	Yoon Suk Suh	1,862	500	1,362	~July 23, 2011	KRW 151,700
	Keel Sou Chung	9,800	0	9,800
	Sang Wook Ha	9,800	0	9,800
	Sang Young Kim	9,800	0	9,800
	Young Suk Lee	9,800	0	9,800
	Sang Myun Kim	9,800	7,000	2,800
	Kun Soo Lee	9,800	1,000	8,800
	Ki Chul Shin	9,800	0	9,800
	Kee Yeoung Park	9,800	0	9,800
	Kyu Jeong Lee	9,800	0	9,800
	Byung Ki Jang	9,800	1,800	8,000

	Sang Ho Kim	12,000	12,000	0
	Jong Doo Choi	2,000	0	2,000
	Nam Suk Hur	2,000	0	2,000
	Jong Hai Won	10,000	0	10,000
	Tae Man Kim	10,000	0	10,000
	Jun Gil Cho	10,000	0	10,000	April 29, 2007
Apr. 28, 2005	Kwang Jae Yoo	10,000	0	10,000	~April 28, 2012	KRW 194,900
	Yong Ghul Yoon	10,000	0	10,000
	Noi Ha Cho	10,000	0	10,000
	Yong Won Yoon	10,000	10,000	0
	Wook Sun	2,000	0	2,000
	Charles Ahn	2,000	0	2,000

Total		573,106	209,081	364,025
     • The Stock Option Program was terminated at the 38th Ordinary General Meeting of Shareholders(`06.2.24)

33

POSCO
Non-Consolidated Balance Sheets
September 30, 2007 and December 31, 2006
(Unaudited)

(in millions of Korean won)	2007		2006

Assets
Current assets
Cash and cash equivalents	~~W~~	452,679	~~W~~	512,421
Short-term financial instruments (Note 3)		1,411,481		626,446
Trading securities (Note 6)		1,075,189		1,922,457
Current portion of held-to-maturity securities (Note 7)		251,909		151,983
Trade accounts and notes receivable, net of allowance for doubtful accounts (Notes 4 and 25)		1,908,895		1,803,742
Inventories, net (Note 5)		3,182,731		2,734,704
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4 and 25)		116,815		93,183
Other current assets, net of allowance for doubtful accounts (Note 10)		72,366		25,949

Total current assets		8,472,065		7,870,885
Property, plant and equipment, net (Notes 8 and 26)		12,841,006		12,466,116
Investment securities, net (Notes 7 and 15)		7,876,618		5,658,351
Intangible assets, net (Notes 9 and 26)		225,368		229,418
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts (Note 4)		33,986		22,572
Long-term financial instruments (Note 3)		47		45
Other long-term assets, net of allowance for doubtful accounts (Note 10)		137,148		115,486

Total assets	~~W~~	29,586,238	~~W~~	26,362,873

POSCO
Non-Consolidated Balance Sheets
September 30, 2007 and December 31, 2006
(Unaudited)

(in millions of Korean won)	2007		2006

Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Note 25)	~~W~~	520,722	~~W~~	519,682
Short-term borrowings (Note 11)		52,416		—
Current portion of long-term debt, net of discount on debentures issued (Notes 11 and 12)		421,202		10,298
Accrued expenses		80,435		200,096
Other accounts and notes payable (Note 25)		595,760		309,465
Withholdings		28,596		24,045
Income tax payable		635,930		567,559
Other current liabilities (Notes 14 and 23)		75,474		115,759

Total current liabilities		2,410,535		1,746,904
Long-term debt, net of current portion and discount on debentures issued (Note 12)		2,232,881		2,135,273
Accrued severance benefits, net (Note 13)		243,513		224,282
Deferred income tax liabilities (Note 23)		638,986		384,242
Other long-term liabilities (Note 14)		199,100		80,514

Total liabilities		5,725,015		4,571,215

Commitments and contingencies (Note 15)

Shareholders’ Equity
Capital stock		482,403		482,403
Capital surplus (Note 16)		4,036,500		3,934,588
Capital adjustments, net (Note 18)		(2,599,638)		(1,670,690)
Accumulated other comprehensive income (Note 19)		886,722		301,463
Retained earnings (Note 17)		21,055,236		18,743,894

Total shareholders’ equity		23,861,223		21,791,658

Total liabilities and shareholders’ equity	~~W~~	29,586,238	~~W~~	26,362,873

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Income
Nine-Month Periods Ended September 30, 2007 and 2006
(Unaudited)

	For the three-month periods				For the nine-month periods
(in millions of Korean won,	ended September 30				ended September 30
except per share amounts)	2007		2006		2007		2006

Sales (Notes 25 and 26)	~~W~~	5,257,026	~~W~~	5,297,729	~~W~~	16,772,651	~~W~~	14,633,863
Cost of goods sold (Notes 21 and 25)		3,831,251		3,954,384		12,345,671		11,032,433

Gross profit		1,425,775		1,343,345		4,426,980		3,601,430
Selling and administrative expenses (Note 22)		352,914		279,020		994,010		805,698

Operating profit		1,072,861		1,064,325		3,432,970		2,795,732

Non-operating income
Interest income		33,236		23,705		82,157		58,036
Dividend income		6,567		5,877		49,614		55,937
Gain on valuation of trading securities		—		2,653		5,189		11,669
Gain on disposal of trading securities		16,688		11,590		44,664		45,902
Gain on disposal of property, plant and equipment		838		3,823		7,408		13,398
Gain on foreign currency transactions		22,836		20,851		55,532		73,654
Gain on foreign currency translation		—		33,171		7,940		67,444
Equity in earnings of investees (Note 7)		102,443		74,986		507,084		214,316
Reversal of allowance for doubtful accounts		—		—		—		603
Others		32,975		26,104		72,789		69,512

		215,583		202,760		832,377		610,471

Non-operating expenses
Interest expense		28,588		22,056		75,132		55,899
Other bad debt expense		975		943		4,094		14,930
Loss on foreign currency transactions		25,117		19,270		61,416		64,501
Loss on foreign currency translation		44,076		854		20,235		23,906
Donations		10,422		12,581		99,706		94,966
Loss on disposal of property, plant and equipment		11,008		14,892		32,181		51,384
Loss on disposal of investments		—		—		—		65,269
Equity in losses of investees (Note 7)		23,410		513		51,708		13,494
Others		8,509		30,689		38,133		72,617

		152,105		101,798		382,605		456,966

Income before income taxes		1,136,339		1,165,287		3,882,742		2,949,237
Income tax expense (Note 23)		265,127		282,913		916,301		637,915

Net income	~~W~~	871,212	~~W~~	882,374	~~W~~	2,966,441	~~W~~	2,311,322

Per Share Data (in Korean won) (Note 24)
Basic and diluted earnings per share	~~W~~	11,515	~~W~~	11,350	~~W~~	38,991	~~W~~	29,251
Basic and diluted ordinary income per share	~~W~~	11,515	~~W~~	11,350	~~W~~	38,991	~~W~~	29,251
The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statements of Cash Flows
Nine-Month Periods Ended September 30, 2007 and 2006
(Unaudited)

(in millions of Korean won)	2007		2006

Cash flows from operating activities
Net income	~~W~~	2,966,441	~~W~~	2,311,322

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization		1,256,643		1,143,116
Accrual of severance benefits		95,043		47,817
Gain on valuation of trading securities, net		(5,189)		(11,669)
Gain on disposal of trading securities, net		(44,696)		(45,902)
Loss on disposal of investments, net		—		65,073
Impairment loss on inventory, net		15,419		—
Impairment loss on investments, net		—		75
Loss on disposal of property, plant and equipment, net		24,773		37,986
Gain on derivative transactions, net		(3,007)		—
Equity in earnings of investees, net		(455,376)		(200,822)
Stock compensation expense		129,357		21,129
Loss (gain) on foreign currency translation, net		9,956		(66,245)
Interest expense		2,254		2,242
Interest income		(32,127)		(2,801)
Welfare		3,603		136,972
Others		21,918		52,170

		1,018,571		1,179,141

Changes in operating assets and liabilities
Decrease (increase) in trade accounts and notes receivable		(115,502)		337,845
Decrease (increase) in other accounts and notes receivable		(25,977)		50,742
Increase in accrued income		(2,182)		(11,353)
Increase in prepaid expenses		(40,242)		(38,264)
Increase in inventories		(463,446)		122,648
Increase (decrease) in trade accounts and notes payable		2,654		(45,155)
Increase (decrease) in other accounts and notes payable		286,607		(17,851)
Decrease in accrued expenses		(119,660)		(552,731)
Increase (decrease) in income tax payable		68,371		(895,828)
Payment of severance benefits		(17,107)		(16,257)
Transfers to the National Pension Fund		—		11
Increase (decrease) in income tax expense due to changes in deferred income tax assets and liabilities		(27,322)		89,777
Decrease (increase) in retirement insurance deposits		(60,190)		2,762
Others, net		84,914		44,992

		(429,082)		(928,662)

Net cash provided by operating activities		3,555,930		2,561,801

POSCO
Non-Consolidated Statements of Cash Flows
Nine-Month Periods Ended September 30, 2007 and 2006
(Unaudited)

(in millions of Korean won)	2007		2006

Cash flows from investing activities
Proceeds from short-term financial instruments	~~W~~	1,072,581	~~W~~	699,654
Proceeds from trading securities		7,382,153		8,826,995
Proceeds from current portion of available-for-sale securities		—		31,065
Proceeds from available-for-sale securities		5,883		120,693
Proceeds from property, plant and equipment		26,622		15,614
Acquisition of short-term financial instruments		(1,857,616)		(790,579)
Acquisition of trading securities		(6,485,000)		(7,867,500)
Acquisition of available-for-sale securities		(892,558)		(10,913)
Acquisition of equity method investments		(251,789)		(363,116)
Acquisition of held-to-maturity securities		—		(19,999)
Acquisition of other investments		(13,952)		(3,702)
Acquisition of property, plant and equipment		(1,657,999)		(2,531,048)
Acquisition of intangible assets		(15,454)		(14,131)
Others		31,543		(35,219)

Net cash used in investing activities		(2,655,586)		(1,942,186)

Cash flows from financing activities
Proceeds from short-term borrowings		53,711		295,358
Proceeds from issuance of debentures		497,952		1,687,833
Proceeds from treasury stock		303,778		69,779
Acquisition of treasury stock		(1,130,814)		(792,528)
Repayment of long-term debts		(5,340)		(663,558)
Payment of cash dividends		(655,099)		(636,486)
Others		(24,274)		(98,675)

Net cash used in financing activities		(960,086)		(138,277)

Net increase (decrease) in cash and cash equivalents		(59,742)		481,338

Cash and cash equivalents
Beginning of the period		512,421		249,638

End of the period	~~W~~	452,679	~~W~~	730,976

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

POSCO
Non-Consolidated Statement of Changes in Shareholders’ Equity
Nine-Month Period Ended September 30, 2007
(Unaudited)

	Common		Capital		Capital		Accumulated Other		Retained
(in millions of Korean won)	Stock		Surplus		Adjustments		Comprehensive Income		Earnings		Total

Balance as of January 1, 2007	~~W~~	482,403	~~W~~	3,934,588	~~W~~	(1,670,690)	~~W~~	301,463	~~W~~	18,743,894	~~W~~	21,791,658
Dividends										(465,558)		(465,558)
Appropriated retained earnings										18,278,336		18,278,336
Interim dividends										(189,541)		(189,541)
Net income for the period										2,966,441		2,966,441
Change in treasury stock				101,912		(928,948)						(827,036)
Changes in valuation gain and loss on available-for-sale securities								453,207				453,207
Changes in valuation gain and loss on equity-method								132,052				132,052

Balance as of September 30, 2007	~~W~~	482,403	~~W~~	4,036,500	~~W~~	(2,599,638)	~~W~~	886,722	~~W~~	21,055,236	~~W~~	23,861,223

The accompanying notes are an integral part of these non-consolidated interim financial statements.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
1. The Company
POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel-rolled products and plates in the domestic and overseas markets. The shares of the Company have been listed on the Korea Exchange since 1988. In addition, the Company’s depository receipts are listed on the New York, Tokyo and London Stock Exchanges as of September 30, 2007.
The Company owns and operates two steel plants in Korea. The Company’s head office is located in Pohang, Korea, and it also operates internationally through seven of its overseas liaison offices.
2. Summary of Significant Accounting Policies
The significant accounting policies adopted by the Company in the preparation of its non-consolidated financial statements are summarized below:
Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.
Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows or changes in shareholders’ equity, is not presented in the accompanying non-consolidated financial statements.
Accounting Estimates
The preparation of the non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.
Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (SKFAS), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
As SKFAS No. 11, 21, 22 and 23 became effective for the Company on January 1, 2007, the Company adopted these Standards in its financial statements for the nine-month period ended September 30, 2007. The statement of changes in shareholders’ equity has been prepared only for nine-month period ended September 30, 2007, in accordance with SKFAS No. 21. As a result of early adoption of SKFAS No.2, statements of cash flows and changes in shareholders’ equity are presented only for nine-month periods ended September 30, 2007 and 2006, and for nine-month period ended September 30, 2007, respectively.
3. Cash and Cash Equivalents, and Financial Instruments
As of September 30, 2007, in relation to government appropriated projects, short-term financial instruments amounting to ~~W~~4,324 million are subject to withdrawal restrictions. In relation to long-term financial instruments, the Company is required to provide collateral deposits to open checking accounts and accordingly, the withdrawal of these deposits is also restricted.
4. Accounts and Notes Receivable
Accounts and notes receivable, and their respective allowance for doubtful accounts as of September 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	2007		2006

Trade accounts and notes receivable	~~W~~	1,910,423	~~W~~	1,805,728
Less: Allowance for doubtful accounts		(1,528)		(1,986)

	~~W~~	1,908,895	~~W~~	1,803,742

Other accounts and notes receivable	~~W~~	143,791	~~W~~	116,064
Less: Allowance for doubtful accounts		(26,976)		(22,881)

	~~W~~	116,815	~~W~~	93,183

Long-term trade accounts and notes receivable	~~W~~	47,045	~~W~~	28,259
Less: Allowance for doubtful accounts		(13,059)		(5,687)

	~~W~~	33,986	~~W~~	22,572

5. Inventories
     Inventories as of September 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	2007		2006

Finished goods	~~W~~	478,846	~~W~~	495,569
Semi-finished goods		833,372		686,944
Raw materials		1,308,321		903,433
Materials-in-transit		573,685		645,826
Others		3,926		2,932

		3,198,150		2,734,704
Less: Provision for valuation loss		(15,419)		—

	~~W~~	3,182,731	~~W~~	2,734,704

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
6. Trading Securities
     Trading securities as of September 30, 2007 and December 31, 2006 are as follows:

(in millions of Korean won)	2007						2006
	Acquisition Cost		Fair Value		Book Value		Book Value

Beneficiary certificates	~~W~~	1,070,000	~~W~~	1,075,189	~~W~~	1,075,189	~~W~~	1,922,457

7. Investment Securities
Investment securities as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006

Current portion of investment securities
Held-to-maturity securities	~~W~~	251,909	~~W~~	151,983

Non-current portion of investment securities
Available-for-sale securities		3,914,716		2,444,580
Held-to-maturity securities		33,413		103,224
Equity-method investments		3,928,489		3,110,547

		7,876,618		5,658,351

	~~W~~	8,128,527	~~W~~	5,810,334

     Available-for-sale securities as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006

Available-for-sale securities
Marketable equity securities	~~W~~	3,767,915	~~W~~	2,297,584
Non-marketable equity securities		146,203		146,495
Investments in bonds		98		1
Investments in capital		500		500

	~~W~~	3,914,716	~~W~~	2,444,580

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
The valuation of equity method investments of the nine-month period ended September 30, 2007, follows:

			Equity in Earnings
			(Losses)	Other Increase		September 30,
(in millions of Korean won)	Acquisition cost	January 1, 2007	of Investee	(Decrease)[1]		2007

Investee
POSCO E&C	~~W~~365,789	~~W~~365,458	~~W~~220,262	~~W~~	(12,180)	~~W~~573,540
Posteel Co., Ltd.	113,393	257,192	29,861		5,852	292,905
POSCON Co., Ltd.	49,822	17,826	18,857		(3,097)	33,586
Pohang Steel Co., Ltd.	82,017	163,955	(8,966)		(34,401)	120,588
POSCO Machinery & Engineering Co., Ltd.	17,052	20,974	4,569		103	25,646
POSDATA Co., Ltd.	52,749	89,160	2,623		243	92,026
POSCO Research Institute	19,000	22,995	901		—	23,896
Seung Kwang Co., Ltd.	28,408	30,493	223		(1)	30,715
POS-AC Co., Ltd.	1,043	—	6,576		—	6,576
POSCO Specialty Steel Co., Ltd.	260,000	433,950	75,911		(4,550)	505,311
POSCO Machinery Co., Ltd.	10,000	17,101	(11,298)		—	5,803
POSTECH Venture Capital Co., Ltd.	28,500	31,105	10,320		878	42,303
eNtoB Corporation	2,800	3,349	609		—	3,958
POSCO Refractories & Environment (POSREC)	41,210	64,858	13,156		(2,636)	75,378
POSCO Terminal Co., Ltd.	12,750	16,705	763		—	17,468
POSMATE Co., Ltd.	7,233	8,433	2,200		(353)	10,280
Samjung Packing & Aluminum Co., Ltd.	2,714	4,228	1,649		(203)	5,674
POSCO Power Corp.	597,170	611,854	(2,426)		(3,370)	606,058
SNNC Co., Ltd.	58,800	18,886	(680)		39,685	57,891
Pohang Steel America Corporation. (POSAM)	262,136	90,456	(14,872)		6,557	82,141
POSCO Australia Pty. Ltd. (POSA)	37,352	101,324	35,018		133,719	270,061
POSCO Asia Co., Ltd. (POA)	7,425	18,267	(983)		(11)	17,273
VSC-POSCO Steel Corporation (VPS)	4,758	3,304	875		(183)	3,996
DALIAN POSCO-CFM Coil Center Co., Ltd.	7,189	3,456	(1,219)		108	2,345
POS-Tianjin Coil Center Co., Ltd.	653	668	173		26	867
Zhangjiagang Pohang Stainless Steel Co., Ltd.	221,264	263,340	22,053		(5,620)	279,773
Guangdong Pohang Coated Steel Co., Ltd.	26,297	15,124	(577)		695	15,242
POSCO Thailand Co., Ltd.	13,236	5,840	(2,034)		6,502	10,308
Myanmar-POSCO Co., Ltd.	2,192	—	(930)		3,421	2,491
KOBRASCO	32,950	32,981	18,398		(13,272)	38,107
POSCO Investment Co., Ltd.	53,189	64,862	1,129		(1,054)	64,937
Poschrome (Proprietary) Limited	4,859	5,375	483		(1,081)	4,777
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006

					Equity in Earnings
					(Losses)		Other Increase		September 30,
(in millions of Korean won)	Acquisition cost		January 1, 2007		of Investee		(Decrease)[1]		2007

Investee
Guangdong Xingpu Steel Center Co., Ltd.	~~W~~	927	~~W~~	1,199	~~W~~	235	~~W~~	41	~~W~~	1,475
POS-Hyundai Steel Manufacturing India Private Limited.		1,057		921		221		102		1,244
POSVINA Co., Ltd.		1,527		2,060		(27)		(97)		1,936
Posmmit Steel Centre SDN BHD (POS-MMIT)		2,308		3,844		361		65		4,270
PT POSMI Steel Indonesia		782		829		(36)		(7)		786
Qingdao Pohang Stainless Steel Co., Ltd.		49,733		36,502		8,292		1,350		46,144
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		31,023		18,269		899		10,502		29,670
POSCO—China Holding Corp.		165,233		146,254		12,678		8,929		167,861
POSCO—Japan Co., Ltd.		50,558		30,384		17,235		27		47,646
POSCO—India Private Ltd.		52,627		43,872		—		4,648		48,520
Posco-India Steel Processing Center Private Limited.		9,466		8,340		61		925		9,326
POSCO-Vietnam Co., Ltd.		137,477		34,554		(1,718)		102,164		135,000
POSCO-Foshan Steel Processing Center Co., Ltd.		9,408		—		(1,965)		9,462		7,497
POSCO-Mexico Co., Ltd.		21,950		—		(376)		21,755		21,379
POSS Delhi Steel Processing Centre Pvt. Ltd		9,089		—		492		9,912		10,404

Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,718		—		—		6,799		6,799
POS-VHPC		8,192		—		(226)		8,152		7,926
BX Steel Posco Cold Rolled Sheet Co., Ltd.		61,961		—		(3,275)		61,961		58,686

	~~W~~	3,043,986	~~W~~	3,110,547	~~W~~	455,475	~~W~~	362,467	~~W~~	3,928,489

[1]	Other increase (decrease) represents changes in investment securities primarily due to acquisitions or disposals, dividends received, and other equity method related adjustments.

[2]	Due to the delay in the closing of September 30, 2007 accounts and the settlement of closing differences, the equity method of accounting is applied based on the most recent available September 30, 2007 financial information, which has not been audited or reviewed.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
8. Property, Plant and Equipment
Property, plant and equipment as of September 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	2007		2006

Buildings and structures	~~W~~	6,004,031	~~W~~	5,451,150
Machinery and equipment		24,245,838		22,351,265
Tools		134,938		133,995
Vehicles		165,293		169,982
Furniture and fixtures		151,009		147,142
Leased property under capital leases		11,466		—

		30,712,575		28,253,534
Less: Accumulated depreciation		(20,465,257)		(19,451,261)

		10,247,318		8,802,273
Construction-in-progress		1,733,338		2,811,491
Land		860,350		852,352

	~~W~~	12,841,006	~~W~~	12,466,116

The Company’s expenditures in relation to construction-in-progress for the extension of Coke Plant at Pohang Works and other projects amounted to ~~W~~1,649,672 million as of September 30, 2007.
The changes in the carrying value of property, plant and equipment for the nine-month period ended September 30, 2007, are as follows:

	For the nine-month period ended September 30, 2007
											Ending
(in millions of Korean won)	Beginning Balance		Acquisition		Disposal		Others[1]		Depreciation[2]		Balance

Land	~~W~~	852,352	~~W~~	18,362	~~W~~	96	~~W~~	(10,268)	~~W~~	—	~~W~~	860,350
Buildings		1,848,729		268,658		2,300		1,947		118,243		1,998,791
Structures		1,256,554		316,530		2,531		(22,624)		82,123		1,465,806
Machinery and equipment		5,594,743		2,065,650		10,128		2,469		966,481		6,686,253
Vehicles		32,644		1,601		1		18		8,695		25,567
Tools		27,707		4,147		66		(24)		10,431		21,333
Furniture and fixtures		41,896		6,962		144		932		11,066		38,580
Leased property under capital leases		—		11,466		—		—		478		10,988
Construction-in-progress		2,811,491		1,649,672		—		(2,727,825)		—		1,733,338

	~~W~~	12,466,116	~~W~~	4,343,048	~~W~~	15,266	~~W~~	(2,755,375)	~~W~~	1,197,517	~~W~~	12,841,006

[1]	Represents assets transferred.
[2]	Includes depreciation expenses of assets not in use.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
Construction-in-progress includes capital investments in Gwangyang No. 2 Minimill. Pursuant to a resolution of the Board of Directors in May 1998, the construction on the Minimill was temporarily suspended due to the economic downturn in the Republic of Korea and the Asia Pacific region. The continuous unstable economic condition and sharp fail in prices of products, resulted in the deterioration of profitability, which eventually drove the management operations committee’s decision in April 2002 to cease the construction of the No. 2 Minimill, and to use the buildings for the Tailor Welded Blank (“TWB”) project designed to manufacture custom-made automobile body panels. The Company previously recognized impairment losses on the construction-in-progress in Gwangyang No. 2 Minimill amounting to ~~W~~469,581 million and reclassified the related machinery held for sale in the future as other investment assets as of December 31, 2004. As of September 30, 2007, the Company has an existing contract with Al-Tuwairqi Trading & Contracting Establishment from Saudi Arabia to sell the No. 2 Minimill equipment for US$96 million.
As of September 30, 2007, the book value of idle property, plant and equipment, held for sale and reclassified other investment assets, amounted to ~~W~~49,318 million.
9. Intangible Assets
Intangible assets, net of amortization, as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006

Intellectual property rights	~~W~~	931	~~W~~	1,085
Land usage rights		2,269		2,701
Port facilities usage rights		134,614		112,101
Other intangible assets[1]		87,554		113,531

	~~W~~	225,368	~~W~~	229,418

[1]	The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
10. Other Assets
     Other assets as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006

Other current assets
Short-term loans receivable	~~W~~	14	~~W~~	14
Accrued income		18,629		16,448
Prepaid expenses		45,108		4,866
Advanced payments		2,812		4,574
Others		5,803		47

		72,366		25,949
Less: Allowance for doubtful accounts		—		—

		72,366		25,949

Other long-term assets
Guarantee deposits		1,003		972
Other investment assets		136,172		114,544

		137,175		115,516
Less: Allowance for doubtful accounts		(27)		(30)

		137,148		115,486

	~~W~~	209,514	~~W~~	141,435

11. Short-Term Borrowings and Current Portion of Long-Term Debts
     Short-term borrowings as of September 30, 2007 and December 31, 2006, consist of the following:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006

Short-term Borrowings
Foreign currency borrowings	5.63	~~W~~	52,416	~~W~~	—

Current portion of long-term debts as of September 30, 2007 and December 31, 2006, consist of the following:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006

Current portion of long-term debts
Exchangeable bonds	—	~~W~~	410,594	~~W~~	—
Foreign currency borrowings	4.60		1,530		1,501
Loans from foreign financial institutions	LIBOR+0.80		9,078		8,797

		~~W~~	421,202	~~W~~	10,298

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
12. Long-Term Debts
     Long-term debts as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006

Domestic borrowing	~~W~~	45,100	~~W~~	45,100
Foreign currency borrowing		3,825		4,503
Loans from foreign financial institutions		31,780		35,246
Debentures		2,585,169		2,073,391

		2,665,874		2,158,240
Less: Current portion		(421,202)		(10,298)
Discount on debentures issued		(11,791)		(12,669)

	~~W~~	2,232,881	~~W~~	2,135,273

     Long-term domestic borrowing as of September 30, 2007 and December 31, 2006, is as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006

Korea Resources Corporation	Representitve-Borrowing Rate[1]	~~W~~	45,100	~~W~~	45,100
	-2.25%
Less: Current portion			—		—

		~~W~~	45,100	~~W~~	45,100

[1]	The average yield of 3-year government bond is utilized to calculate this rate, rounded off to the nearest 0.25%.
     Long-term foreign currency borrowing as of September 30, 2007 and December 31, 2006 is as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006

Development Bank of Japan	4.60	~~W~~	3,825	~~W~~	4,503
Less: Current portion			(1,530)		(1,501)

		~~W~~	2,295	~~W~~	3,002

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
Loans from foreign financial institutions as of September 30, 2007 and December 31, 2006, are as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006

Natexis Banques Popularies	2.00	~~W~~	7,034	~~W~~	7,179
Sumitomo Mitsui Banking Corporation	LIBOR + 0.80		24,746		28,067

			31,780		35,246
Less: Current portion			(9,078)		(8,797)

		~~W~~	22,702	~~W~~	26,449

Certain loans from foreign financial institutions are covered by guarantees provided by Korea Development Bank amounting to ~~W~~7,034 million as of September 30, 2007 (December 31, 2006: ~~W~~7,410 million).
Debentures outstanding as of September 30, 2007 and December 31, 2006, are as follows:

	Annual Interest Rate
(in millions of Korean won)	(%)	2007		2006

Domestic debentures	4.66 - 5.26	~~W~~	1,500,000	~~W~~	1,000,000
Samurai Bonds	2.05		398,365		390,915
Euro Bonds	5.88		276,210		278,880
Exchangeable bonds[1]	—		410,594		403,596

			2,585,169		2,073,391
Less: Current portion			(410,594)		—
Discount on debentures issued			(11,791)		(12,669)

		~~W~~	2,162,784	~~W~~	2,060,722

[1]	The Company issued exchangeable bonds on August 20, 2003. The bonds can be converted into exchangeable with SK Telecom Co., Ltd.’s American depository receipts (ADRs).
Details of exchangeable bonds as of September 30, 2007, are as follows:
On August 20, 2003, the Company sold its 15,267,837 SK Telecom Co., Ltd. ADRs to Zeus (“Zeus”), a tax-exempt subsidiary formed under the laws of Cayman Islands. Zeus then issued zero-coupon, guaranteed and exchangeable bonds amounting to JPY51,622 million which are due in 2008, and are fully and unconditionally guaranteed by the Company. The transaction between the Company and Zeus is deemed a borrowing transaction under the Korean generally accepted accounting principles. These exchangeable bonds have been reclassified as a current liability in the balance sheet as they will mature within a year from the balance sheet date as of September 30, 2007. In compliance with the terms of the exchangeable bonds, dividends earned by Zeus from the ADRs in 2004, 2005, 2006 and 2007 were used to purchase additional 1,830,726 ADRs which brought down the exchangeable bond price to JPY3,019.08/ADR. As of September 30, 2007, 1,899,840 shares (17,098,563 ADRs) of SK Telecom were provided as collateral in relation to the exchangeable bonds.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
13. Accrued Severance Benefits
Accrued severance benefits as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006

Accrued severance benefits	~~W~~	651,866	~~W~~	572,445
Less: National Pension Fund deposits		(89)		(89)
Group severance insurance deposits		(408,264)		(348,074)

	~~W~~	243,513	~~W~~	224,282

14. Other Liabilities
Other liabilities as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006

Other current liabilities
Advances received	~~W~~	38,630	~~W~~	30,038
Unearned revenue		1,951		2,268
Deferred income tax liabilities		3,473		75,824
Others		31,420		7,629

		75,474		115,759

		199,100		80,514

Other long-term liabilities	~~W~~	274,574	~~W~~	196,273

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
15. Commitments and Contingencies
As of September 30, 2007, the Company is contingency liable to outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

				Won Equivalent
	Financial Institution	Amount Guaranteed[1]		(in millions)

Related companies
POSINVEST	Bank of Tokyo-Mitsubishi	US$	42,000,000	~~W~~	52,882
		CNY	116,000,000
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Bank of China and others	US$	199,925,000		184,071
BX Steel Posco Cold Rolled Sheet Co., Ltd.	Industrial & Commercial Bank of China and others	US$ CNY	17,000,000 125,200,000

					267,944

Others
DC Chemical Co., Ltd.	E1 Co., Ltd	~~W~~	961		961
The Siam United Steel Co. Ltd.	Japan Bank for International Cooperation	US$	7,681,109		7,072
Zeus	Related creditors	JPY	51,622,000,000		411,288

					419,321

				~~W~~	687,265

[1]	The guaranteed amounts are calculated based on the outstanding balance of borrowings as of September 30, 2007.
As of December 31, 2006, the Company has outstanding payment guarantees for related companies and other parties amounting to ~~W~~359,542 million and ~~W~~444,776 million, respectively.
The Company provided government bonds, amounting to ~~W~~31,413 million, to the Gyeongbuk municipal government as collateral for the recovery commitment of the Pohang No. 4 disposal site.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
As of September 30, 2007, the Company issued two blank promissory notes to Korea Resources Corporation as collateral for borrowings.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and are subject to periodic price adjustments to market price. As of September 30, 2007, 426 million tons of iron ore and 86 million tons of coal remained to be purchased under such long-term contracts.

On July 1, 2004, the Company entered into an agreement with Tangguh LNG Consortium in Indonesia regarding the commitment to purchase 550 thousand tons of LNG annually for 20 years commencing in July 2005. This agreement is subject to periodic price adjustments to market price, and the ceiling price is applied when the market price exceeds a certain price level as stipulated in the agreement.

The Company has bank overdraft agreements with Woori Bank and six other banks amounting to ~~W~~320,000 million as of September 30, 2007. In addition, the Company entered into a credit purchase loan agreement with Industrial Bank of Korea and seven other banks for credit lines of up to ~~W~~300,000 million and agreements with Woori Bank and four other banks to borrow up to ~~W~~280,000 million in short-term borrowings.

As of September 30, 2007, the Company has agreements with Woori Bank and eight other banks to open letters of credit, documents against acceptance and documents against payment amounting to US$510 million and to borrow US$90 million of foreign short-term borrowings.

The Company is contingency liable for accounts receivable denominated in foreign currency sold to financial institutions which are still outstanding as of September 30, 2007, amounting to US$ 61.5 million, in the event of a default by all the debtors.

As of September 30, 2007, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Company Limited and other vendors. The Company’s rental expense, with respect to the above lease agreements, amounted to ~~W~~3,701 million for the nine-month period ended September 30, 2007. Future lease payments under the above lease agreements are as follows:

(in millions of Korean won)
Period	Amount

2007	~~W~~	1,294
2008		4,447
2009		2,800

	~~W~~	8,541

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006

As of September 30, 2007, the Company acquired a ro-ro ship for the exclusive use of carrying plates under finance lease. The 90% of the fair value of the leased asset amounted to ~~W~~11,466 million and is payable over 12 years.

As of September 30, 2007, the Company is a defendant in 13 cases involving domestic claims. The aggregate amount of domestic claims with the Company as the defendant amounted to approximately ~~W~~2,885 million. The Company believes that although the outcome of these cases is uncertain, they would not result in a material loss for the Company.
16. Capital Surplus
Capital surplus as of September 30, 2007 and December 31, 2006, consists of the following:

(in millions of Korean won)	2007		2006

Revaluation surplus	~~W~~	3,172,776	~~W~~	3,172,776
Additional paid-in capital		463,825		463,825
Other capital surplus[1]		399,899		297,987

	~~W~~	4,036,500	~~W~~	3,934,588

[1]	Other capital surplus consists of gain on sale of treasury stock and others.
17. Retained Earnings
Retained earnings as of September 30, 2007 and December 31, 2006, consist of the following:

(in millions of Korean won)	2007		2006

Appropriated
Legal reserve	~~W~~	241,202	~~W~~	241,202
Reserve for research and human resource development		1,445,000		1,383,333
Reserve for business rationalization		918,300		918,300
Reserve for business expansion		14,757,500		12,357,500
Appropriated retained earnings for dividends		755,568		569,232

		18,117,570		15,469,567
Unappropriated		2,937,666		3,274,327

	~~W~~	21,055,236	~~W~~	18,743,894

18. Capital Adjustment
Capital adjustment as of September 30, 2007 and December 31, 2006, mainly represents:

(in millions of Korean won)	2007		2006

Treasury stock	~~W~~	(2,599,638)	~~W~~	(1,670,690)

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
19. Accumulated Other Comprehensive Income
Accumulated other comprehensive income as of September 30, 2007 and December 31, 2006, consists of the following:

(in millions of Korean won)	2007		2006

Valuation gain on investment securities	~~W~~	1,011,492	~~W~~	561,819
Valuation loss on investment securities		(251,623)		(255,156)
Capital changes under equity method		214,013		123,275
Negative capital changes under equity method		(87,160)		(128,475)

	~~W~~	886,722	~~W~~	301,463

20. Stock Appreciation Rights
The Company granted stock appreciation rights to its executive officers in accordance with the stock option plan approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant	2nd Grant	3rd Grant	4th Grant	5th Grant	6th Grant
Before the modifications [1]
Number of shares	498,000 shares	60,000 shares	22,000 shares	141,500 shares	218,600 shares	90,000 shares
Exercise Price	~~W~~98,400 per share	~~W~~135,800 per share	~~W~~115,600 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
After the modifications [1]
Grant date	July 23, 2001	April 27, 2002	September 18, 2002	April 26, 2003	July 23, 2004	April 28, 2005
Exercise Price	~~W~~98,900 per share	~~W~~136,400 per share	~~W~~116,100 per share	~~W~~102,900 per share	~~W~~151,700 per share	~~W~~194,900 per share
Number of shares granted	453,576 shares	55,896 shares	20,495 shares	135,897 shares	214,228 shares	90,000 shares
Number of shares cancelled	19,409 shares	—	—	—	—	—
Number of shares exercised	393,004 shares	32,741 shares	4,931 shares	94,498 shares	39,484 shares	22,000 shares
Number of shares outstanding	41,163 shares	23,155 shares	15,564 shares	41,399 shares	174,744 shares	68,000 shares
Exercisable Period	July 24, 2003 - July 23, 2008	April 28, 2004 - April 27, 2009	Sept. 19, 2004 - Sept. 18 2009	April 27, 2005 - April 26, 2010	July 24, 2006 - July 23, 2011	April 29, 2007 - April 28, 2012

[1]	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolutions of the Board of Directors dated April 26, 2003, October 17, 2003 and October 22, 2004.
The compensation costs for stock appreciation rights granted to employees and executives for the nine-month period ended September 30, 2007, are as follows:

(in millions of Korean won)	1st Grant		2nd Grant		3rd Grant		4th Grant		5th Grant		6th Grant		Total

Prior periods	~~W~~	46,960	~~W~~	6,819	~~W~~	3,269	~~W~~	19,791	~~W~~	35,160	~~W~~	8,604	~~W~~	120,603
Current period		14,046		7,224		4,856		15,989		60,636		26,606		129,357

	~~W~~	61,006	~~W~~	14,043	~~W~~	8,125	~~W~~	35,780	~~W~~	95,796	~~W~~	35,210	~~W~~	249,960

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
21. Cost of Goods Sold
Cost of goods sold for the nine-month periods ended September 30, 2007 and 2006, consists of the following:

	For the three-month periods				For the nine-month periods
(in millions of Korean won)	ended September 30				ended September 30
	2007		2006		2007		2006

Finished goods, Semi-finished goods and By-products, beginning of the period	~~W~~	1,177,150	~~W~~	1,046,510	~~W~~	1,184,913	~~W~~	1,174,267
Total Manufacturing Costs		3,911,246		3,997,365		12,398,325		10,836,219
Transfer from other accounts		40,289		(22,972)		58,556		88,118
Finished goods, Semi-finished goods and By-products, end of the period		(1,300,097)		(1,069,066)		(1,300,097)		(1,069,066)
Refunded customs duties		(4,513)		(6,066)		(18,511)		(21,315)

Cost of goods sold for finished goods, Semi-finished goods and by-products		3,824,075		3,945,771		12,323,186		11,008,223
Others		7,176		8,613		22,485		24,210

	~~W~~	3,831,251	~~W~~	3,954,384	~~W~~	12,345,671	~~W~~	11,032,433

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
22. Selling and Administrative Expenses
Selling and administrative expenses for the nine-month periods ended September 30, 2007 and 2006, consist of the following:

(in millions of Korean won)	2007				2006
	Three months		Nine months		Three months		Nine months

Selling expenses	~~W~~	145,839	~~W~~	438,502	~~W~~	136,306	~~W~~	389,886
Fees and charges		32,498		93,675		31,333		87,879
Salaries and wages		21,710		63,116		19,511		55,870
Advertising		17,283		59,470		15,712		54,421
Research and development		8,696		27,616		8,177		23,563
Depreciation (Notes 8 and 26)		6,999		23,966		6,873		20,516
Rent		5,571		16,754		7,472		22,085
Welfare		15,776		49,006		26,573		53,783
Provision for severance benefits		4,248		15,654		3,312		9,374
Supplies		587		3,656		777		3,375
Travel		3,261		9,765		3,312		8,976
Training		4,288		13,227		4,077		10,552
Repairs		2,332		6,554		2,396		6,951
Communications		1,981		5,159		1,510		4,557
Vehicle expenses		1,342		3,893		1,244		3,474
Taxes and public dues		1,101		3,026		1,994		3,505
Entertainment		771		2,718		577		1,970
Subscriptions and printing		545		1,801		303		1,402
Utilities		343		956		354		944
Insurance		1,563		3,798		1,272		3,112
Stock compensation expense (Note 20)		63,737		129,357		183		21,129
Others		12,443		22,341		5,752		18,374

	~~W~~	352,914	~~W~~	994,010	~~W~~	279,020	~~W~~	805,698

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
23. Income Taxes
The statutory income tax rate applicable to the Company, including resident tax surcharges, is 27.5%.
Income tax expense for the nine-month periods ended September 30, 2007 and 2006, consists of the following:

(in millions of Korean won)	2007		2006

Current income taxes	~~W~~	970,193	~~W~~	630,659
Deferred income taxes		182,567		121,375
Deferred income taxes by exemption from tax transferred		—		(1,586)
Items charged directly to shareholders’ equity		(236,459)		(112,533)

	~~W~~	916,301	~~W~~	637,915

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the nine-month periods ended September 30, 2007 and 2006:

(in millions of Korean won)	2007		2006

Net income before income tax expense	~~W~~	3,882,742	~~W~~	2,949,237
Statutory tax rate (%)		16.5/27.5		16.5/27.5

Income tax expense computed at statutory rate		1,067,743		811,030
Tax credit		(109,367)		(138,375)
Others, net		(42,075)		(34,740)

Income tax expense	~~W~~	916,301	~~W~~	637,915

Effective rate (%)		23.60		21.63

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
Components of deferred income taxes as of September 30, 2007 and December 31, 2006, are as follows:

					Increase
(in millions of Korean won)	December 31, 2006		Adjustments [1]		(Decrease)		September 30, 2007

Reserve for special repairs	~~W~~	(110,930)	~~W~~		~~W~~	4,164	~~W~~	(106,766)
Allowance for doubtful accounts		1,613		(141)		3,166		4,638
Reserve for technology developments		(397,375)		—		77,000		(320,375)
Dividend income from related companies		83,644		—		16,691		100,335
Depreciation expense		(675)		38		(30,659)		(31,296)
Gain on valuation of equity method investments		(137,465)		(30,784)		(124,207)		(292,456)
Prepaid expenses		11,571		(17)		7,163		18,717
Impairment loss on property, plant and equipment		129,264		—		(18,190)		111,074
Others		106,068		31,079		80,106		217,253

		(314,285)		175		15,234		(298,876)

Capital changes under equity method		(29,460)		—		(25,897)		(55,357)
Gain on valuation of investment securities		(213,104)		—		(170,565)		(383,669)
Loss on valuation of investment securities		96,783		—		(1,340)		95,443

	~~W~~	(460,066)	~~W~~	175	~~W~~	(182,568)	~~W~~	(642,459)

[1]	The adjustments reflect the effect of tax assessment for the year ended December 31, 2006.
In relation to the valuation on equity method, among temporary differences, if the Company is unlikely to dispose of investees’ shares or receive dividend within five years, the income tax effect is not recognized since it is more likely that the deferred tax asset will not be realized.
The financial statements as of December 31, 2006, reflect the early adoption of the Korea Accounting Institute’s opinion on the Korean accounting statement implementation 06-2 ‘Accounting treatment for taxable temporary differences associated with investments in subsidiaries, associates, and interest in joint ventures’. The financial statements for the nine-month period ended September 30, 2006, have been restated to reflect the changes in accordance with SKFAS No. 1.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
The adjustments to reflect the change in accounting policy for the three-month and nine-month periods ended September 30, 2006, are as follows:

	For the three-month period ended September 30, 2006
(in millions of Korean won)	As reported		Adjustments		After Adjustment

Income tax expense	~~W~~	285,307	~~W~~	(2,394)	~~W~~	282,913
Net income		879,980		2,394		882,374

	For the nine-month period ended September 30, 2006
(in millions of Korean won)	As reported		Adjustments		After Adjustment

Income tax expense	~~W~~	678,148	~~W~~	(40,233)	~~W~~	637,915
Net income		2,271,089		40,233		2,311,322
24. Earnings Per Share
Basic earnings and basic ordinary income per share are computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding during the period.

For the nine-month
Period	period ended
September 30, 2007

Weighted-average number of common shares issued [1]	87,186,835
Weighted-average number of treasury shares [2]	11,106,749
Weighted-average number of common shares outstanding	76,080,086

[1]	No change for the nine-month period ended September 30, 2007.

[2]	Frequent changes due to acquisition of treasury shares for the nine-month period ended September 30, 2007.
Earnings per share is calculated as follows:
(in millions of Korean won, except per share amounts)

	For the three-month		For the three-month		For the three-month		For the nine-month
	period ended		period ended		period ended		period ended
	March 31, 2007		June 30, 2007		September 30, 2007		September 30, 2007

Net ordinary income	~~W~~	982,305	~~W~~	1,112,924	~~W~~	871,212	~~W~~	2,966,441
Weighted-average number of common shares outstanding		76,992,113		75,601,763		75,661,010		76,080,086

Earnings Per Share	~~W~~	12,759	~~W~~	14,721	~~W~~	11,515	~~W~~	38,991

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
(in millions of Korean won, except per share amounts)

	For the three-month		For the three-month		For the three-month		For the nine-month
	period ended		period ended		period ended		period ended
	March 31, 2006 [1]		June 30, 2006 [1]		September 30, 2006 [1]		September 30, 2006 [1]

Net ordinary income	~~W~~	713,250	~~W~~	715,698	~~W~~	882,374	~~W~~	2,311,322
Weighted-average number of common shares outstanding		80,090,770		79,245,304		77,740,502		79,016,916

Basic ordinary income and earnings per share	~~W~~	8,906	~~W~~	9,031	~~W~~	11,350	~~W~~	29,251

[1]	The financial statements of the Company as of September 30, 2006, have been restated to reflect the changes to conform with Korea Accounting Institute’s opinion on the Korean accounting statement implementation 06-2.
Earnings per share for the year ended December 31, 2006, is ~~W~~40,748.
Diluted earnings per share
Diluted earnings per share for the nine-month periods ended September 30, 2007 and 2006, are identical to the basic earnings per share, since there is no dilutive effect of stock appreciation rights for both periods.
25. Related Party Transactions
As of September 30, 2007, the subsidiaries of the Company are as follows:

Domestic	POSCO E & C (POSEC), Posteel Co., Ltd., POSCON Co., Ltd., Pohang Coated Steel Co., Ltd., POSCO Machinery & Engineering Co., Ltd., POSDATA Co., Ltd., POSCO Research Institute, Seung Kwang Co.,Ltd., POS-AC Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Machinery Co., Ltd., POSTECH Venture Capital Co., Ltd., POSCO Refractories & Environment (POSREC)., POSCO Terminal Co., Ltd., Posmate Co., Ltd., Samjung Packing & Aluminum Co., Ltd., POSCO Power Corp., Korea Energy Investment Limited, Metapolis Co., Ltd.

Foreign	POSCO America Corp., POSCO Australia Pty. Ltd., POSCO Canada Ltd., POSCAN Elkview Coal Ltd., POSCO Asia Co., Ltd., VSC POSCO Steel Corp., DALIAN POSCO-CFM Coated Steel Co., Ltd., POS-Tianjin Coil Center Co., Ltd., POSMETAL Co., Ltd., Shanghai Real Estate Development Co., Ltd., IBC Corp., POSLILAMA Steel Structure Co., Ltd., Zhangjiagang Pohang Stainless Steel Co., Ltd., Guangdong Pohang Coated Steel Co., Ltd., POSCO Thailand Co.,Ltd., Zhangjiagang POSHA Steel Port Co., Ltd., POSCO Investment Co., Ltd., Quindao Pohang Stainless Steel Co., Ltd., POSCO (SUZHOU) Automotive Processing Center Co., Ltd., POS-Qingdao Coil Center Co., Ltd., POSCO-China Holding Corp., POS-ORE Pty. Ltd., POSCO Japan Co., Ltd., POSEC-Hawaii Inc., POSCO E&C (Zhangjiagang) Engineering & Consulting Co., Ltd., POS-GC Pty. Ltd., POS-CD Pty. Ltd., POSCO-India Private Ltd., POS-IPC, POS-MPC, POS-NPC, POS-FPC, Zhangjiagang Pohang Port Co.,Ltd., POSCO-Vietnam Co.,Ltd., POSMMIT Steel Centre SDN BHD(POSMMIT), POSCO-Samsung Delhi Processing Center Co., Ltd., Myanmar-POSCO Steel Co., Ltd., POS-OPC Co., Ltd., POS-NP Pty. Ltd., POSCO E&C (Beijing) Co., Ltd., POSCO-Mexico Co., Ltd., POS-VHPC, BX Steel Posco Cold Rolled Sheet Co.,Ltd.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
Significant transactions, which occurred in the ordinary course of business, with related parties for the nine-month periods ended September 30, 2007 and 2006, and the related account balances as of September 30, 2007 and December 31, 2006, are as follows:

(in millions of Korean won)	Sales and others [1]				Purchases and others [1]				Receivables [2]				Payables [2]
	2007		2006		2007		2006		2007.9.30.		2006.12.31		2007.9.30.		2006.12.31

Subsidiaries
POSCO E&C	~~W~~	16,790	~~W~~	3,852	~~W~~	620,534	~~W~~	1,371,014	~~W~~	2,795	~~W~~	7,933	~~W~~	77,623	~~W~~	77,678
Posteel Co., Ltd.		789,318		717,549		163,485		58,298		82,170		69,539		9,303		3,198
POSCON Co., Ltd.		96		69		176,217		175,455		19		1		15,339		18,016
Pohang Coated Steel Co., Ltd.		326,572		254,520		964		631		41,037		41,029		135		94
POSCO Machinery & Engineering Co., Ltd.		59		1,247		100,752		91,876		2		4		9,341		13,211
POSDATA Co., Ltd.		3,384		1,607		122,520		129,785		—		1		26,153		26,639
POSCO Research Institute		2		—		12,161		14,199		—		—		1,154		3,766
Seung Kwang Co., Ltd.		—		—		64		6		—		2,034		—		—
POS-AC Co., Ltd.		975		649		17,126		23,488		1		—		1,242		1,177
POSCO Specialty Steel Co., Ltd.		5,139		1,221		62,671		45,863		3,853		—		9,503		3,103
POSCO Machinery Co., Ltd.		2,632		1,731		84,065		52,015		—		30		4,679		11,203
Pohang Steel America Corporation (POSAM)		105,098		60,711		618		277		8,470		401		—		—
POSCO Australia Pty. Ltd. (POSA)		14,817		13,803		—		2,235		2,555		—		—		—
POSCO Canada Ltd. (POSCAN)		19		—		47,516		59,856		—		13		5,665		14,166
POSCO Asia Co., Ltd. (POA)		434,132		319,583		92,169		62,044		36,192		20,827		6,078		1,277
VPS		2		—		—		—		—		—		—		—
IBC		—		—		4		—		—		—		—		—
Zhangjiagang Pohang Stainless Steel Co., Ltd.		20,900		473,891		—		—		8,465		6		—		—
Guangdong Pohang Coated Steel Co., Ltd.		—		—		—		—		501		—		—		—
POS-THAI Service Steel Co., Ltd.		—		61		—		—		—		—		—		—
POSTECH Venture Capital Co., Ltd.		120		58		—		—		—		—		66		—
POSCO Refractories & Environment (POSREC)		153		130		159,286		157,508		10		9		24,559		23,742
POSCO Terminal Co., Ltd.		7,022		11,751		337		251		878		1,394		35		34
Qingdao Pohang Stainless Steel Co., Ltd.		49,947		221,765		—		81		3,962		4,305		—		—
POSCO QINHDAO Coil Center		5,178		2,409		—		—		—		1,702		—		—
POSCO-Japan Co., Ltd.		646,673		358,851		47,722		51,580		38,637		20,685		151		5,428
Posmate Co., Ltd.		1,804		870		25,315		25,572		1,396		—		3,192		4,703
Samjung Packing & Aluminum Co., Ltd.		13,446		12,211		175,163		164,185		1,790		1,019		18,401		18,659
POSCO Power Corp.		9,105		—		—				—		—		—		—
POSCO-China Holding Corp.		—		—		696		—		—		—		—		—
POS-IPC		37,389		830		—		—		2,660		1,010		—		—
POS-DLPC		—		—		231		—		—		—		—		—
Equity method investees
KOBRASCO		—		—		46,464		108,090		—		—		—		9,737
POSCHROME		1,146		—		33,237		25,628		—		—		—		—
eNtoB Corporation		—		—		157,699		96,467		—		—		2,872		1,917
POSVINA		3,709		2,161		—		—		—		—		—		—
Posmmit Steel Centre
SDN BHD (POS-MMIT)		3,058		3,697		—		—		—		—		—		—
SNNC Co., Ltd.		149		—		—		—		—		—		—		—
Significantly influenced entity														—		—
USS - POSCO Industries (UPI)		205,625		289,819		—		—		—		—		—		—
Guangdong Xingpu Steel
Center Co., Ltd.		8,277		8,697		—		—		—		2,337		—		—

	~~W~~	2,712,736	~~W~~	2,763,743	~~W~~	2,147,016	~~W~~	2,716,404	~~W~~	235,393	~~W~~	174,279	~~W~~	215,491	~~W~~	237,748

See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006

[1]	Sales and others include sale, non-operating and others; purchases and others include purchase, overhead expense and others.

[2]	Receivables include trade accounts, other accounts receivable and others; payables include trade accounts, other accounts payable and others.
For the nine-month periods ended September 30, 2007 and 2006, details of compensation to key management officers are as follows:
(in millions of Korean won)

	2007		2006

Salaries	~~W~~	7,744	~~W~~	5,834
Severance benefits		5,583		5,202
Management achievement awards		9,912		5,332
Stock compensation expense		129,357		21,129

Total	~~W~~	152,596	~~W~~	37,497

Key management officers include directors (including non-standing directors) and internal audit officer who have significant influence and responsibilities in the Company’s business and operations.
26. Regional Information
The Company has a plant in Pohang and another plant in Gwangyang in the Republic of Korea. General information on the operations of both plants as of September 30, 2007, follows:

	Pohang Mill	Gwangyang Mill

Major Products
Hot roll	HR coil	HR coil
Cold roll	CR coil, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil, CR coil and others	—
Semi-finished goods	Slab, Bloom	Slab

Major Facilities
Furnaces	1-4 furnaces, F furnace, 1~2 Finex	1-5 furnaces
Steel manufacturing	1-2 steel manufacturing	1-2 steel manufacturing,
Continuous Casting	1-3 Continuous Casting	1-2 Continuous Casting
Hot roll	1-2 HR	1-3 HR
Cold roll, Plating	1-2 CR, ETL, EGL	1-4 CR, 1-6 CGL, PGL, 1-2 EGL
Others	HR, Steel plate, STS and others	Mini mill, POL, TWB, Hydro Forming
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
Regional financial status as of September 30, 2007 and 2006, and operating results for the nine-month periods ended September 30, 2007 and 2006, are as follows:
(in millions of Korean won)

2007	Pohang		Gwangyang		Others		Total

Sales [1]
Domestic	~~W~~	7,182,251	~~W~~	4,361,505	~~W~~	56,080	~~W~~	11,599,836
Export		2,436,323		2,736,492		—		5,172,815

Total	~~W~~	9,618,574	~~W~~	7,097,997	~~W~~	56,080	~~W~~	16,772,651

Property, plant and equipment [2]	~~W~~	7,754,821	~~W~~	5,086,185	~~W~~	—	~~W~~	12,841,006
Intangible assets [2]		153,658		71,710		—		225,368

Total	~~W~~	7,908,479	~~W~~	5,157,895	~~W~~	—	~~W~~	13,066,374

Depreciation and amortization [3]	~~W~~	726,834	~~W~~	529,809	~~W~~	—	~~W~~	1,256,643

(in millions of Korean won)

2006	Pohang		Gwangyang		Others		Total

Sales [1]
Domestic	~~W~~	5,887,667	~~W~~	4,161,559	~~W~~	48,313	~~W~~	10,097,539
Export		2,104,963		2,431,361		—		4,536,324

Total	~~W~~	7,992,630	~~W~~	6,592,920	~~W~~	48,313	~~W~~	14,633,863

Property, plant and equipment[2]	~~W~~	7,392,187	~~W~~	4,924,871	~~W~~	—	~~W~~	12,317,058
Intangible assets[2]		153,128		88,601		—		241,729

Total	~~W~~	7,545,315	~~W~~	5,013,472	~~W~~	—	~~W~~	12,558,787

Depreciation and amortization [3]	~~W~~	566,545	~~W~~	576,571	~~W~~	—	~~W~~	1,143,116

[1]	No inter-plant transactions between the two plants.

[2]	Presented at book value.

[3]	Includes depreciation expense for idle assets.
See Report of Independent Accountants

POSCO
Notes to Non-Consolidated Financial Statements
September 30, 2007 and 2006, and December 31, 2006
27. Comprehensive Income
For the nine-month periods ended September 30, 2007 and 2006, comprehensive income consists of:

	For the three-month periods				For the nine-month periods
(in millions of Korean won)	ended September 30				ended September 30
	2007		2006 [1]		2007		2006 [1]

Net income	~~W~~	871,212	~~W~~	882,374	~~W~~	2,966,441	~~W~~	2,311,322

Other Comprehensive Income		228,980		29,788		585,259		103,931
Valuation Gains/Losses of Available-for-Sale Securities [2]		141,219		22,014		453,206		127,081
Capital Change of Securities Under Equity Method [3]		87,761		7,774		132,053		(23,150)

Comprehensive Income	~~W~~	1,100,192	~~W~~	912,162	~~W~~	3,551,700	~~W~~	2,415,253

[1]	The financial statements for the three-month and nine-month periods ended September 30, 2006, have been restated to reflect the changes to conform with Korea Accounting Institute’s opinion on the Korean accounting statement implementation 06-2.

[2]	The tax effects on valuation gains or losses on available-for-sale securities for the three-month periods ended September 30, 2007 and 2006, were ~~W~~53,566 million and ~~W~~8,350 million, respectively, and for the nine-month periods ended September 30, 2007 and 2006, were ~~W~~171,906 million and ~~W~~48,203 million, respectively.

[3]	The tax effects on capital change under equity method for the three-month periods ended September 30, 2007 and 2006, were ~~W~~35,752 million and ~~W~~7,609 million, and for the nine-month periods ended September 30, 2007 and 2006, were ~~W~~25,897 million and ~~W~~4,916 million, respectively.
28. Reclassification of Prior Period Financial Statements
Certain amounts in the September 30, 2006 and December 31, 2006 financial statements have been reclassified to conform to the September 30, 2007 financial statement presentation in accordance with SKFAS No. 21. These reclassifications have no effect on previously reported net income or shareholders’ equity.
See Report of Independent Accountants

33